[redacted]

NEWALTA

08002879

May 14, 2008

SEC
Mail Processing
Section

MAY 21 2008

Washington, DC
101

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sir or Madam:

Re: Newalta Income Fund (the "Fund")
File No. 82-34834
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following documents of the Fund:

1. Press Release dated May 6, 2008;

2. Interim Report for the three months ended March 31, 2008 including interim financial statements and Management's Discussion and Analysis;

3. Form 52-109 FT2 - Certification of Interim Filings – CEO; and

4. Form 52-109 FT2 - Certification of Interim Filings – CFO.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

NEWALTA CORPORATION,
as agent for and on behalf of
NEWALTA INCOME FUND

Vivian Zipchian

Signed by Vivian Zipchian
in the absence of:

Took Whiteley
Vice President and General Counsel

PROCESSED
JUN 02 2008
THOMSON REUTERS

5/28

TBW/VZ
Encl.

NEWALTA CORPORATION
211 - 11 Avenue S.W.
Calgary, AB T2R 0C6

TEL 403.806.7000
FAX 403.806.7348
WEB www.newalta.com

File No. 82-34834

NEWALTA

NEWS RELEASE

FOR IMMEDIATE RELEASE
TSX Trading Symbol: NAL.UN

NEWALTA INCOME FUND ANNOUNCES STRONG FIRST QUARTER RESULTS

CALGARY, Alberta, Canada, May 6, 2008 – Newalta Income Fund ("Newalta" or the "Fund") today announced consolidated financial results for the three months ended March 31, 2008.

"Newalta delivered strong results with revenue up 27% and EBITDA up 35%, despite challenging market conditions with reduced drilling in western Canada and difficult winter weather in eastern Canada," said Al Cadotte, Newalta's President and Chief Executive Officer. "We capitalized on strong crude oil and lead prices and we successfully expanded our U.S. drill site business as well as our SAGD centrifugation services in Canada. Initiatives to improve productivity are also gaining traction.

"Our outlook for the remainder of the year is very positive. Higher natural gas prices are anticipated to drive increased drilling in the second half while commodity prices are expected to remain strong. We will continue to exploit growth opportunities in the U.S. drill site, SAGD centrifugation services and the development of our national onsite operations, and we will maintain our focus on improving the productivity of our existing operations.

"With four areas of growth opportunities, we are well positioned to continue to deliver dynamic growth and superior returns to our investors for many years."

Financial results and highlights for the three months ended March 31, 2008:

- Revenue increased 27% to $150.2 million compared with the same period in 2007, mostly due to acquisitions in eastern Canada completed in 2007.
- Net earnings of $19.3 million and EBITDA[1] of $34.1 million increased 49% and 35%, respectively, compared with 2007.
- Funds from operations[1] increased by 21% over the first quarter last year to $27.2 million and cash from operating activities increased by 266% to $8.7 million.
- Cash distributed[1] as a percentage of funds from operations decreased to 70% compared with 83% in the first quarter of 2007 (94% for the year ended December 31, 2007), confirming our decision to maintain distributions at $0.185 per unit per month and also highlighting the improved stability of our cash flow with the successful diversification of our operations into eastern Canada.

- In the Western division ("Western"), revenue and net margin[1] increased 6% and 12%, respectively, compared to the same period in 2007. Record high crude oil prices combined with increased waste receipts drove higher crude oil recoveries and crude oil sales. The successful expansion of our U.S. Drill Site services and SAGD and other onsite projects also contributed to the improved results in Western.
- The Eastern division's ("Eastern") first quarter produced revenue and net margin increases of 96% and 232%, respectively, primarily due to contributions from acquisitions completed in 2007. Strong lead prices combined with full capacity throughput produced excellent results from our lead-acid battery recycling operation, the effect of which was reduced by the severe winter weather that impacted event-based waste receipts at the Stoney Creek landfill.
- SG&A expense in the first quarter was 9.5% of revenue at $14.2 million, compared to 10.6% last year. The $14.2 million expense includes a $0.6 million foreign exchange gain. After removing the effect of the foreign exchange gain, SG&A for the first quarter of 2008 was 9.9% of revenue. Management's objective for SG&A remains to maintain these expenses at 10%, or less, of revenue for the year.
- Maintenance capital expenditures[1] in the quarter were $1.2 million or 71% higher than the first quarter in 2007. Growth capital expenditures in the quarter were $16.7 million compared to $14.1 million in 2007.
- Initiatives to improve productivity by selling idle or redundant assets in the first quarter resulted in proceeds of $4.5 million.
- Newalta's balance sheet remains strong with a funded debt to EBITDA ratio of 2.17:1 and working capital of 2.09:1. As at March 31, 2008, Newalta's unused capacity on its credit facility was approximately $146.0 million, net of outstanding letters of credit in the amount of $40.1 million.
- On a trailing twelve–month basis at March 31, 2008, the three-year average return on capital[1] was 18% compared to the three year average of 27% for the same period in 2007. The decrease is primarily attributable to the effects of the decline in the natural gas drilling market and the impact of acquisitions which have not fully contributed to EBITDA.

FINANCIAL RESULTS AND HIGHLIGHTS

($000s except per unit data) (unaudited)	Q1 2008	Q1 2007	% Increase (Decrease)
Revenue	150,176	117,837	27
Net earnings	19,304	12,966	49
per unit ($), basic	0.47	0.33	42
per unit ($), diluted	0.46	0.33	39
EBITDA[1]	34,139	25,280	35
Trailing 12 month EBITDA	105,087	115,832	(9)
Funds from operations[1]	27,167	22,499	21
per unit ($)	0.65	0.57	14
Maintenance capital expenditures[1]	1,249	731	71
Distributions declared	23,077	22,249	4
per unit - ($)	0.56	0.56	-
Cash distributed[1]	19,136	18,724	2
Growth and acquisition capital expenditures	16,724	14,130	18
Weighted average units outstanding (000s)	41,543	39,209	6
Total units outstanding (000s)	41,660	40,261	3
Trust Unit trading price – high	19.84	28.25	(30)
Trust Unit trading price – low	14.21	24.19	(41)
Average daily trust unit trading volume	141,010	130,232	8

1 These financial measures do not have any standardized meaning prescribed by Canadian generally accepted accounting principles ("GAAP"). Non-GAAP financial measures are identified and defined in the attached Management's Discussion and Analysis.

Management's Discussion and Analysis and Newalta's unaudited consolidated financial statements and notes thereto are attached.

Management will hold a conference call on Wednesday, May 7, 2008 at 11:00 a.m. (EST) to discuss the Fund's performance for the first quarter of 2008. To participate in the teleconference, please call 416-644-3430 or 1-800-814-4860. To access the simultaneous webcast, please visit www.newalta.com. For those unable to listen to the live call, a taped broadcast will be available at www.newalta.com and, until midnight on Wednesday, May 14, 2008, by dialling 416-640-1917 or 1-877-289-8525 and using the pass code 21270563 followed by the pound sign.

Newalta Income Fund is Canada's largest industrial waste management and environmental services provider and focuses on maximizing the value inherent in industrial waste through the recovery of saleable products and recycling. It also provides environmentally sound disposal of solid, non-hazardous industrial waste. With talented people and a national network of facilities, Newalta serves customers in the automotive, forestry, lead, manufacturing, mining, oil and gas, petrochemical, pulp and paper, refining, steel and transportation service industries. Providing solid investor returns, exceptional customer service, safe operations and environmental stewardship has enabled Newalta to expand into new service sectors and geographic markets. Newalta Income Fund's units trade on the TSX as NAL.UN. For more information, visit www.newalta.com.

For further information, please contact:

Ronald L. Sifton
Executive Vice President & CFO
Phone: (403) 806-7020

Anne M. MacMicken
Director, Investor Relations
Phone: (403) 806-7019

Management's Discussion and Analysis

FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007

Certain statements contained in this document constitute "forward-looking statements". When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", and similar expressions, as they relate to Newalta Income Fund (the "Fund") and Newalta Corporation (the "Corporation" and together with the Fund and its other subsidiaries, "Newalta"), or their management, are intended to identify forward-looking statements. Such statements reflect the current views of Newalta with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, general market conditions, commodity prices, interest rates, exchange rates, seasonality of operations, growth, acquisition strategy, integration of businesses into Newalta's operations, potential liabilities from acquisitions, dependence on senior management, regulation, landfill operations, competition, risk of pending and future legal proceedings, employees, labour unions, fuel costs, access to industry and technology, possible volatility of trust unit price, insurance, future capital needs, debt service, sales of additional trust units, dependence on the Corporation, the nature of the trust units, unlimited liability of unitholders, nature of the debentures issued by the Fund, Canadian federal income tax, redemption of trust units, loss of mutual fund trust status, the effect of Canadian federal government proposals regarding non-resident ownership, and such other risks or factors described from time to time in the reports filed with securities regulatory authorities by Newalta.

By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Many other factors could also cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements and readers are cautioned that the foregoing list of factors is not exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Furthermore, the forward-looking statements contained in this document are made as of the date of this document and the forward-looking statements in this document are expressly qualified by this cautionary statement. Unless otherwise required by law, Newalta does not intend, or assume any obligation, to update these forward-looking statements.

This Management's Discussion and Analysis and the unaudited consolidated financial statements and notes thereto contain references to certain financial measures that do not have any standardized meaning prescribed by Canadian generally accepted accounting principles ("GAAP") and may not be comparable to similar measures presented by other funds or entities. These financial measures are identified and defined below:

"Cash distributed" is provided to assist management and investors in determining the actual cash outflow to unitholders in each period and is used to assist in analyzing liquidity. Cash distributed is calculated as follows:

($000s)	Q1 2008	Q1 2007
Distributions declared	23,077	22,249
Add:		
Opening distributions payable	7,662	6,834
Less:		
Ending distributions payable	(7,707)	(7,448)
Distributions reinvested through DRIP	(3,896)	(2.911)
Cash distributed	19,136	18,724

"Combined divisional net margin" is used by management to analyze combined divisional operating performance. Combined divisional net margin as presented is not intended to represent operating income nor should it be viewed as an alternative to net earnings or other measures of financial performance calculated in accordance with GAAP. Combined divisional net margin is calculated from the segmented information contained in the notes to the consolidated financial statements and is defined as revenue less operating and amortization and accretion expenses for both Western and Eastern. For further clarity combined divisional net margin excludes inter-segment eliminations and unallocated revenue and expenses.

"EBITDA" is a measure of the Fund's operating profitability. EBITDA provides an indication of the results generated by the Fund's principal business activities prior to how these activities are financed, assets are amortized or how the results are taxed in various jurisdictions. EBITDA is derived from the consolidated statements of operations, accumulated other comprehensive income and retained earnings and is calculated as follows:

($000s)	Q1 2008	Q1 2007
Net earnings	19,304	12,966
Add back (deduct):		
Current income taxes	236	202
Future income taxes	(2,998)	497
Interest expense	6,266	2,306
Interest revenue	(41)	(524)
Amortization and accretion	11,372	9,833
EBITDA	34,139	25,280

"Equipment in use" and "Rigs in use" are calculated by taking the product of the total amount of equipment or rigs available and the utilization rate for the period. Drilling and service rig information is derived from the Canadian Association of Oilwell Drilling Contractors posted information on its website and reflects activity in western Canada only. Equipment in use refers to Newalta's Drill Site equipment and management uses this measure to assess the allocation and use of its equipment. Rigs in use is an indicator of drilling activity which drives the demand for Drill Site equipment and serves as an independent source to compare the trend of Newalta's equipment usage against the industry in western Canada.

"Funds from operations" is used to assist management and investors in analyzing cash flow and leverage. Funds from operations as presented is not intended to represent operating funds from continuing operations or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Funds from operations is derived from the consolidated statements of cash flows and is calculated as follows:

($000s)	Q1 2008	Q1 2007
Cash from operating activities	8,745	(5,271)
Add back (deduct):		
Changes in working capital	17,810	27,572
Asset retirement costs incurred	612	198
Funds from operations	27,167	22,499

"Maintenance capital expenditures" are expenditures required to maintain current operating levels and are reported separately from growth activity by management because these types of expenditures are not discretionary. Maintenance capital expenditures are capital expenditures to replace and maintain depreciable assets at current service levels.

"Net margin" is used by management to analyze divisional operating performance. Net margin as presented is not intended to represent operating income nor should it be viewed as an alternative to net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Net margin is calculated from the segmented information contained in the notes to the consolidated financial statements and is defined as revenue less operating and amortization and accretion expenses.

"Operating income" is used by management to analyze corporate operating performance before taxes. Operating income is not intended to represent net earnings nor should it be viewed as an alternative to other measures of financial performance calculated in accordance with GAAP. The closest GAAP measure to operating income is net earnings. Operating income is calculated from the statement of operations and comprehensive income and is defined as revenue less operating, SG&A, finance and amortization and accretion expenses.

"Return on capital" is used by management to analyze the operating performance of investments in capital assets, intangibles and goodwill. Return on capital is calculated by dividing EBITDA, excluding reorganization costs, by the average net book value of capital assets, intangibles and goodwill.

References to cash distributed, combined divisional net margin, EBITDA, equipment in use, rigs in use, funds from operations, maintenance capital expenditures, net margin, operating income and return on capital throughout this document have the meanings set out above.

The Fund historically used cash available for growth and distributions, a non-GAAP measure and often also referred to by other issuers and regulators as distributable cash, to calculate the amount of funds which is available for distribution to unitholders. Cash available for growth and distributions was used by management to supplement funds from operations as a measure of cash flow and leverage and was defined as funds from operations less maintenance capital expenditures, principal repayments, asset retirement costs and deferred costs incurred plus net proceeds on sales of fixed assets. In July 2007, the Canadian Securities Administrators provided guidance to standardize the calculation of distributable cash which would require the inclusion of any decrease (increase) in non-cash working capital and a different definition of maintenance capital than that used by Newalta. Management is of the view that calculating cash available for growth and distributions consistent with the guidance provided by the CSA would not provide an accurate reflection of available cash due to the variability in short term cash management. Accordingly, the Fund has determined to cease calculating and reporting on cash available for growth and distributions in its disclosure documents.

The following discussion and analysis should be read in conjunction with (i) the consolidated financial statements of the Fund and the notes thereto for the three months ended March 31, 2008, (ii) the consolidated financial statements of the Fund and notes thereto and Management's Discussion and Analysis of the Fund for the year ended December 31, 2007, (iii) the most recently filed Annual Information Form of the Fund, and (iv) the consolidated interim financial statements of the Fund and the notes thereto and Management's Discussion and Analysis for the three months ended March 31, 2007. Information for the three months ended March 31, 2008, along with comparative information for 2007, is provided.

This Management's Discussion and Analysis ("MD&A") is dated May 5, 2008 and takes into consideration information available up to that date.

OVERALL PERFORMANCE

First quarter revenue, net earnings and EBITDA improved by 27%, 49% and 35%, respectively, compared to the same period in 2007 despite difficult market conditions across Canada. Our strategy to diversify earnings through acquisitions completed in eastern Canada contributed to the majority of the increase in revenue and EBITDA. The gains from these acquisitions were reduced by severe winter weather in eastern Canada which hindered activity, especially receipts from event-based work at the Stoney Creek landfill.

Western operations continued to be affected by reduced drilling activity in western Canada. However, the increase in crude oil prices year-over-year led to increased crude oil sales, and increased waste receipts drove higher volumes of recovered crude oil which contributed to an overall increase in Western's revenue and net margin.

Corporately, SG&A expense decreased as a percentage of revenue from 10.6% in 2007 to 9.5% in 2008 (9.9% after removing the effect of a foreign exchange gain). We also initiated a program to identify and sell redundant or idle assets generating proceeds of $4.5 million to date and maintained a strong balance sheet with a Funded Debt to EBITDA ratio of 2.17:1. Overall, the improved performance both operationally and corporately reduced cash distributed as a percentage of funds from operations to 70% compared to 83% in the same period in 2007 (94% for the year ended December 31, 2007), consistent with our decision to maintain the level of distributions.

We expect an increase in drilling activity in the second half of 2008 which is anticipated to positively affect results for the balance of 2008. The changing horizon for drilling activity in western Canada is due to a cold winter primarily in eastern North America, which left North American storage levels below the five-year average heading into the natural gas injection season. The lower than average storage levels are anticipated to lead to bullish activity for natural gas prices, which in turn is expected to lead to greater drilling activity. As a result, the Petroleum Services Association of Canada ("PSAC") has revised its forecast for the 2008 total wells drilled upward by approximately 14%.

RESULTS OF OPERATIONS

Western

Continued weakness in natural gas drilling in western Canada was offset by higher crude oil prices and volumes recovered in combination with better utilization of our Drill Site equipment through redeployment to the U.S. Western's net margin for the first three months of 2008 increased by 12% to $29.5 million despite a decrease in the number of wells drilled and completed by 15% and 24%, respectively, when compared to the first quarter of 2007. Service rig utilization rates, which affect waste volumes received at our fixed facility network, were also down to 63% from 73% last year.

The following table compares Western's first quarter of 2008 results to the first quarter of 2007:

($000s)	Q1 2008	Q1 2007	% Change
Revenue – external	93,973	88,705	6
Revenue – internal	301	-	N/A
Operating costs	59,136	57,187	3
Amortization and accretion	5,661	5,133	10
Net margin	29,477	26,385	12
Net margin as % of revenue	31	30	3
Maintenance capital	1,060	491	116
Growth capital	6,363	5,670	12

In the first quarter, consistent with the diversification in eastern Canada, we saw a decrease in Western's relative contribution to total assets, revenue and combined divisional net margin to 54%, 63% and 76%, respectively, compared with 65%, 75% and 90%, respectively, for the same period in 2007. The Oilfield business unit contributed approximately 59% of Western's total year-to-date revenue with Drill Site and Industrial contributing approximately 16% and 25%, respectively. Overall net margin as a percentage of revenue remained flat compared to the same period in 2007.

The Oilfield business unit's performance improved significantly over the first quarter of 2007 driven primarily by increased crude oil sales and crude oil recovered. Newalta's portion of recovered crude oil increased by 30% in 2008 and prices increased by 40%. The increase in recovered crude oil was driven by higher heavy oil waste receipts. The receipt of these waste streams also increased the total waste processing volumes received at our fixed facility network, offsetting the impact of the decrease in service rig utilization rates and the number of wells drilled and completed. Onsite services also saw a boost in revenue in the first three months of 2008 compared to the same period in 2007 due to our increased focus on the use of centrifugation technology for SAGD customers and other industrial onsite projects.

Drill Site's performance was flat year-over-year, as gains made from the increase in equipment deployed to the U.S. were offset by lower well abandonment services provided in Canada. As reflected by the table below, despite an overall decrease in the number of CAODC rigs in use for the first quarter of 2008 in western Canada, we saw increased equipment usage in Canada. The table below reflects the changes in the Drill Site business unit's rental equipment-in-use compared to the drilling activity in western Canada derived from information posted by the Canadian Association of Oilwell Drilling Contractors (CAODC) for the current quarter compared to the first quarter of 2007:

	Q1 2008	Q1 2007	% Change
CAODC Average Drilling rigs in use			
Drilling rigs – western Canada	667	767	(13)
Newalta Average Drill Site equipment-in-use			
Equipment in Canada	37	35	6
Equipment in the U.S.	30	5	500
Average Drill Site rental equipment-in-use	67	40	68
Average Drill Site rental equipment available	141	129[A]	9

(A) Previous disclosure for Q1 2007 used period end information for the total fleet size.

Activity levels and performance in the Industrial business unit were consistent with last year's first quarter. Revenue remained flat as volumes and prices were consistent with the first quarter of 2007.

Maintenance capital expenditures increased marginally by $0.5 million when compared with the first quarter of 2007. Growth capital of $6.4 million increased by $0.7 million and consisted primarily of progress payments to increase our fleet of centrifuges for both Drill Site and SAGD onsite services as well as productivity improvements to existing Oilfield facilities. As discussed in our MD&A for the year ended December 31, 2007, our plan for growth capital expenditures is to spend approximately 70% in the second half of 2008.

Eastern

Challenging weather throughout eastern Canada restricted activities while high lead prices boosted the profitability of the lead-acid battery recycling operations. Generally the facilities performed well in the first quarter while the Stoney Creek landfill event-based waste receipts were significantly reduced. The average London Metals Exchange (LME) lead price was $1.31U.S/lb for the first quarter of 2008. In the first quarter, Eastern's contribution to total assets, revenue and combined divisional net margin each increased to 39%, 37% and 24%, respectively, compared with 29%, 24% and 10% respectively, in the same period in 2007.

The following table compares Eastern's first quarter of 2008 results to the first quarter of 2007:

($000s)	Q1 2008	Q1 2007	% Change
Revenue – external	56,162	28,608	96
Revenue – internal	-	-	-
Operating costs	42,934	22,327	92
Amortization and accretion	3,810	3,447	11
Net margin	9,418	2,834	232
Net margin as % of revenue	17	10	70
Maintenance capital	161	198	(19)
Growth capital	6,106	5,193	18

The performance of Eastern in the first quarter was consistent with market and weather conditions. Typically the first quarter is the weakest quarter for Eastern because colder weather restricts the ability to transport aqueous wastes and to perform onsite work. However, the acquisition of the lead-acid battery facility is anticipated to reduce this impact since the recycling of lead-acid batteries and the price of lead aren't generally affected by seasonality. For the quarter, revenue was up 96% and net margin increased 232%. The increases were driven entirely by the strong results of the lead-acid battery facility and acquisitions completed in 2007.

The Québec/Atlantic Canada business unit produced excellent results for the first quarter due to the contributions of the lead-acid battery operations and solid performance from fixed facilities. The lead-acid battery facility generates two types of revenue: direct lead sales and tolling which historically contributed evenly to production. Direct lead sales occur where we purchase the feedstock and take on the price risk of lead and the recycled finished product is sold at current market prices adjusted for quality. Tolling is a processing fee charged to customers for recycling the lead-acid batteries into recycled lead where the customer provides and retains ownership of the battery feedstock and the processing fees are fixed. The total recycled lead produced during the quarter was 10.7 thousand tonnes of which 67% related to direct lead sales and the balance was produced under tolling contracts. The kiln operated at full capacity for 83 days in the quarter. Performance from other facilities in Québec/Atlantic Canada performed in line with management's expectations.

The Ontario business unit's facility network processed increased volumes at higher prices compared to the first quarter of 2007 while event-based waste receipts at the Stoney Creek landfill were down significantly due to severe winter weather. As disclosed in our MD&A for the year ended December 31, 2007, event-based business represents approximately 45% of the landfill's waste receipts and will vary significantly from quarter to quarter. Compared to the first quarter of 2007, waste receipts at the landfill decreased by 34% which was offset by an increase in waste receipts at Ontario facilities network supported by a 3% increase in average prices. In the first quarter of 2008, vehicle utilization also increased to 49% from 42% .

Maintenance capital expenditures for the quarter was minimal at only $0.2 million consistent with the prior year. Growth capital of $6.1 million increased by $0.9 million compared to the same period in 2007 and was mainly invested in productivity improvements at facilities in Ontario and Québec. As discussed in our MD&A for the year ended December 31, 2007, our plan for growth capital expenditures is to spend approximately 70% in the second half of 2008, and our spending in the first quarter of 2007 continues to support this. Eastern's capital expenditures will include approximately $10.0 million to put the second kiln of the lead-acid battery recycling facility back into operation. Sufficient market demand exists to justify the economics of this project.

OUTLOOK

The outlook for the remainder of the year is very positive. Higher natural gas prices are anticipated to drive increased drilling in the second half of the year while crude oil and lead prices are anticipated to remain strong. This is supported by the revised PSAC forecast of the number of wells to be drilled in 2008, which was increased by approximately 14%. We will continue to exploit opportunities to expand drill site services in the U.S., centrifugation services for SAGD customers and national onsite services to grow our business. We will maintain our focus on improving the productivity of our existing operations. In addition, we have determined there is sufficient market demand to justify the investment to restart the second kiln at our lead-acid battery recycling facility which is anticipated to be operational in the first quarter of 2009.

As disclosed in our MD&A for the year ended December 31, 2007, the Board of Trustees intends to maintain distributions at $0.185 per trust unit during 2008. We have the financial capacity to fund our growth opportunities while remaining a mutual fund trust through 2008.

CORPORATE AND OTHER

($000s)	Q1 2008	Q1 2007	% Change
Selling, general and administrative expenses	14,227	12,519	14
as a % of revenue	9.5	10.6	(10)
Amortization and accretion	11,372	9,833	16
as a % of revenue	7.6	8.3	(9)

The increase in selling, general and administrative ("SG&A") expense is attributable to increased staff to support the growth of the business compared to the first quarter of 2007. SG&A includes a net $0.6 million foreign exchange gain, which will vary from period to period depending on the movement of the Canadian dollar versus the U.S. dollar and the amount of U.S. denominated receivables and payables. If the effect of this foreign exchange gain were removed, then SG&A would have been 9.9% of revenue which is in line with our objective to maintain these expenses at 10%, or less, of revenue for the year.

The increase in amortization was attributable to recent acquisitions and growth capital expenditures. As a percentage of revenue, amortization and accretion have decreased modestly year-over-year. Over the past two years, we have acquired a total of 14 businesses, and with these businesses we acquired some redundant or idle assets. In 2008, management is focusing on consolidating operations and identifying and disposing of these redundant and idle assets. In the first quarter, redundant assets were sold for total proceeds of $4.5 million and a net gain of approximately $0.9 million. This gain was

offset by an impairment write-down of some idle assets of $1.0 million. Both the net gain and the impairment write-down are reflected in amortization and accretion.

($000s)	Q1 2008	Q1 2007	% Change
Bank fees and interest	3,948	2,306	71
Convertible debentures interest and accretion of issue costs	2,318	-	n/a
Finance charges	**6,266**	2,306	172

The increase in interest expense for the three months ended March 31, 2008 compared to the same period in 2007 was due to an increase in the average senior debt level. In addition, we issued $115.0 million in convertible debentures ("Debentures") in November 2007. At March 31, 2008, senior long-term debt was $238.0 million compared with $146.1 million at March 31, 2007. The increase in the average debt level is due to acquisitions and growth capital expenditures completed in 2007. Since December 31, 2007, senior long-term debt has increased by $31.0 million which was mainly attributable to an increase in working capital and the funding of growth capital.

($000s)	Q1 2008	Q1 2007	% Change
Current tax	236	202	17
Future income tax	(2,998)	497	(703)
Provision for (recovery of) income taxes	**(2,762)**	699	(495)

Current tax expense for the quarter was consistent with the provision compared to the prior year. The future income tax recovery for 2008 versus a future income tax expense in 2007 is due to an increase in the amount of income sheltered between the Fund and its subsidiaries. Based on projected levels of capital spending and anticipated earnings, Newalta has a Canadian income tax horizon of approximately two years. This tax horizon is dependent on a number of factors including but not limited to the amount of tax loss carryforwards and total undepreciated capital cost ("UCC") and eligible cumulative expense ("ECE") pools accumulated in the corporate structure. As at December 31, 2007, we had approximately $77.0 million in tax loss carryforwards and approximately $309.3 million in UCC and ECE pools. Please refer to CRITICAL ACCOUNTING ESTIMATES – FUTURE INCOME TAXES in the MD&A for the year ended December 31, 2007 relating to the taxation of specified investment flow-through ("SIFT") entities.

As at May 5, 2008, the Fund had 41,708,571 trust units outstanding, outstanding rights to acquire up to 2,942,925 trust units and a number of trust units that may be issuable pursuant to the Debentures (see the MD&A for the year ended December 31, 2007 LIQUIDITY AND CAPITAL RESOURCES – Sources of Cash – Convertibles).

SUMMARY OF QUARTERLY RESULTS

(unaudited)	2008	2007				2006		
($000s except per unit data)	**Q1**	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	**150,176**	137,075	133,358	111,594	117,837	122,498	120,297	96,082
Operating income	**16,542**	7,784	14,524	3,799	13,665	16,209	24,846	14,363
Net earnings	**19,304**	23,613	17,893	6,716	12,966	15,356	20,136	22,685
Continuing Operations	**19,304**	23,613	17,893	6,716	12,966	15,528	20,136	21,213
Discontinued Operations	**-**	-	-	-	-	(172)	-	1,472
Earnings per unit ($)	**0.47**	0.57	0.44	0.17	0.33	0.42	0.55	0.62
Continuing Operations	**0.47**	0.57	0.44	0.17	0.33	0.42	0.55	0.58
Discontinued Operations	**-**	-	-	-	-	(0.00)	-	0.04
Diluted earnings per unit ($)	**0.46**	0.54	0.43	0.16	0.33	0.41	0.54	0.61
Continuing Operations	**0.46**	0.54	0.43	0.16	0.33	0.41	0.54	0.57
Discontinued Operations	**-**	-	-	-	-	(0.00)	-	0.04
Weighted average units – basic	**41,543**	41,191	40,579	40,361	39,209	36,860	36,734	36,381
Weighted average units – diluted	**41,635**	43,779	40,725	40,562	39,445	37,282	37,279	37,000

Quarterly performance is affected by seasonal variation as described below. However, in the past eight quarters this is difficult to quantify due to the aggressive acquisition and internal growth capital program pursued by Newalta during that time. In 2006, revenue does not appear to reflect seasonal trends because we acquired four businesses in the last four months of 2006 which contributed to higher revenue in the fourth quarter compared to our seasonally stronger Q3. Net earnings in Q2 of 2006 were positively impacted by an $8.7 million recovery of future income taxes due to the reduction in future federal and provincial income tax rates. Net earnings for the third quarter were improved over the second quarter once the effect of the future income tax recovery is removed from the second quarter results. The fourth quarter of 2006 saw a decrease in net earnings due to the decrease in the demand for Drill Site services consistent with the 40% drop in overall drilling activity when compared to the same period in 2005. The increase in the weighted average number of trust units in the second quarter was mainly attributable to the 7.0 million trust units issued as a result of the equity financing completed in March 2006.

In 2007, acquisitions completed in eastern Canada in the second half of 2006 helped to partially offset the weak natural gas drilling environment in western Canada. Western endured a weak natural gas drilling environment during the first quarter which continued in the second quarter. This weakness was further compounded by the spring breakup road bans and an extended wet season preventing the transportation of waste from well workovers and therefore reducing processing volumes. This resulted in lower revenue, earnings and operating income. In the third quarter operations returned to seasonal levels but operating income remained lower when compared to the same period in 2006, as a result of the continued weakness in the western Canadian natural gas drilling market. Fourth quarter operating income in 2007 was lower than third quarter 2007 due

to a $2.1 million loss on the disposal of leasehold improvements associated with the early termination of office space leases as well as increased SG&A and interest expense incurred in anticipation of revenue gains. Net earnings improved over Q3 2007 attributable to a future income tax recovery due to a reduction in the estimated future income tax rate. In January 2007, the Fund issued 3.0 million trust units for net proceeds of $74.1 million, which accounts for the majority of the increase in trust units outstanding from Q4 2006 to Q1 2007. The proceeds from this issuance were used to repay indebtedness incurred to fund the acquisitions and growth capital completed in the second half of 2006.

In 2008, revenue, operating income and net earnings gains compared to Q1 2007 are mainly due to a full quarter of contribution from acquisitions, higher crude oil sales for Western and a $3.0 million future income tax recovery.

Seasonality of Operations

Quarterly performance is affected by, among other things, weather conditions, commodity prices, market demand and the timing of capital investments as well as acquisitions and the contributions from those investments. Acquisitions and growth capital investments completed in the first half of the year will tend to strengthen second half financial performance. Each of the Western and Eastern division is affected differently based on the types of services that are provided. The following seasonality descriptions provide the typical quarterly fluctuations in operating results in the absence of growth and acquisition capital.

For Western, the frozen ground during the winter months provides an optimal environment for drilling activities and consequently, the first quarter is typically strong. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. Road bans, which are generally imposed in the spring, restrict waste transportation which reduces demand for the Western division's services and therefore, the second quarter is generally the weakest quarter of the year for Western. The third quarter is typically the strongest quarter for Western due to favourable weather conditions and market cyclicality. For Western, over the past two years, quarterly revenue as a percentage of annual Western revenue was: 25% for the first quarter, 22% for the second quarter, 27% for the third quarter and finally fourth quarter revenue was 26%.

Eastern's services are generally curtailed by colder weather in the first quarter, which is typically its weakest quarter as aqueous wastes and onsite work are restricted by colder temperatures. The third quarter is typically the strongest for Eastern due to the more favourable weather conditions and market cyclicality. The addition of the lead-acid battery recycling facility to the Eastern division is anticipated to reduce the significance of this variability, as the demand for recycled lead is not generally affected by seasonality. Eastern's quarterly revenue as a percentage of annual Eastern revenue has not visibly reflected the trends discussed above due to the effect of acquisitions. Based on historical information acquired by management for acquisitions completed in eastern Canada in 2006 and 2007, we estimate that quarterly revenue as a percentage of annual revenue for eastern would have been : 20-24% in the first quarter, approximately 24% in the second quarter, 24-29% in the third quarter and approximately 27% in the fourth quarter.

Quarterly financial results have been prepared by management in accordance with Canadian GAAP as set out in the notes to the annual audited consolidated financial statements of the Fund for the year ended December 31, 2007.

LIQUIDITY AND CAPITAL RESOURCES

The term liquidity refers to the speed with which a company's assets can be converted into cash as well as cash on hand. Liquidity risk for the Fund may arise from its general day-to-day cash requirements, and in the management of its assets, liabilities and capital resources. Liquidity risk is managed against Newalta's financial leverage to meet its obligations and commitments in a balanced manner.

Our debt capital structure is as follows:

($000s)		March 31, 2008	December 31, 2007
Working capital		100,362	74,529
Use of credit facility:			
Senior long-term debt (before related costs)		238,445	207,417
Letters of credit		40,135	40,095
Funded senior debt	A	278,580	247,512
Unused credit facility capacity		146,420	177,488
Debentures	B	115,000	115,000
Total Debt	= A + B	393,580	362,512

The Fund's net working capital was $100.4 million at March 31, 2008 compared with $74.5 million at December 31, 2007. At current activity levels, working capital of $100.4 million is expected to be sufficient to meet the ongoing commitments and operational requirements of the business. The increase in working capital from December 31, 2007 related to higher working capital requirements to support the lead-acid battery recycling operations, the settlement of related purchase price adjustments and the settlement of capital expenditures accrued for at year end. The credit risks associated with accounts receivable are viewed as normal for the industry. We have not purchased any asset-backed commercial paper investments and have had no direct impact from the collapse of the sub-prime mortgage markets in the United States. A measure we use as an indication of liquidity is the Current Ratio, which is defined as the ratio of total current assets to total current liabilities. The Current Ratio at March 31, 2008 reflected that Newalta had sufficient current assets to cover its current liabilities by 2.09 times (at December 31, 2007 the ratio was 1.65 times). This ratio exceeds Newalta's bank covenant minimum requirement of 1.20:1.

SOURCES OF CASH

The Fund's liquidity needs can be sourced in several ways including: funds from operations, short and long-term borrowings against our credit facility and the issuance of securities from treasury. The components of the capital structure remained largely the same compared to December 31, 2007.

Credit Facility

On October 12, 2007, we arranged an amended $425.0 million extendible revolving credit facility (the "Credit Facility") which matures on October 11, 2009. The Credit Facility is used to fund growth capital expenditures and for general corporate purposes as well as to issue letters of credit to third parties up to a maximum amount of $60.0 million. The aggregate dollar amount of letters of credit that have been issued and are outstanding under the Credit Facility are not categorized in the financial statements as long term debt of Newalta; however, the amount of funds that can be drawn on the Credit Facility by Newalta is reduced by the amount of the outstanding letters of credit. Newalta is required to issue either letters of credit or a bond with various environmental regulatory authorities to ensure that the eventual asset retirement obligations for facilities are fulfilled. These letters of credit or bonds will not be utilized unless Newalta defaults on its obligation to restore the lands to a condition acceptable by these authorities. At March 31, 2008, letters of credit and bonds issued as financial security to third parties totalled $52.2 million. Of this amount, $40.1 million is committed on the Credit Facility which provides for $60.0 million in letters of credit. Bonds, if less than $25 million in total, are not required to be offset against the borrowing amount available under the Credit Facility.

At March 31, 2008, Newalta had funded senior debt of $278.6 million, compared to $247.5 million at December 31, 2007, an increase of $31.1 million. The increase was primarily due to growth capital funding requirements and an increase in working capital requirements.

Newalta is restricted from declaring distributions and distributing cash if the Corporation is in breach of the covenants under its credit facility. Financial performance relative to the financial ratio covenants under the current Credit Facility is reflected in the table below:

	March 31, 2008	Threshold
Current Ratio[1]	2.09:1	1.20:1 minimum
Funded Debt to EBITDA[2]	2.17:1	3.00:1 maximum[3]
Fixed Charge Coverage Ratio[4]	1.12:1	1.00:1 minimum

1 *Current Ratio means, the ratio of consolidated current assets to consolidated net current liabilities (excluding the current portion of long-term debt and capital leases outstanding, if any).*

2 *Funded Debt to EBITDA means the ratio of consolidated Funded Debt to the aggregate EBITDA for the trailing twelve-months. Funded Debt is defined as long-term debt and capital leases including any current portion thereof but excluding future income taxes and future site restoration costs. EBITDA is defined as the trailing twelve-months of EBITDA for the Fund which is normalized for any acquisitions completed during that time frame and excluding any dispositions incurred as if they had occurred at the beginning of the trailing twelve-months.*

3 *In the third quarter of 2008, the threshold amount will decrease to 2.75:1.00 and in the first quarter of 2009 this threshold will decrease to 2.50:1.00.*

4 *Fixed Charge Coverage Ratio means, based on the trailing 12-month EBITDA less unfinanced capital expenditures and cash taxes to the sum of the aggregate of principal payments (including amounts under capital leases, if any), interest (excluding accretion for the convertible debentures), dividends and cash distributions paid by the Fund for such period, other than cash payments in respect of the DRIP program of the Fund. Unlike the Funded Debt to EBITDA ratio, the Fixed Charge Coverage ratio trailing twelve month EBITDA is not normalized for acquisitions.*

Debentures

Debentures were issued in November 2007 which mature on November 30, 2012 and bear an interest rate of 7% that is payable semi-annually in arrears on May 31 and November 30 beginning May 31, 2008. Each $1,000 debenture is convertible into 43.4783 trust units (or a conversion price of $23.00 per trust unit (the "Conversion Price") at any time at the option of the holders of the Debentures. The Debentures are not included in the definition of funded debt for the purposes of calculating related financial covenants pursuant to the Credit Facility.

Upon maturity or redemption of the Debentures, the Fund may pay the outstanding principal of the Debentures in cash or may elect to satisfy its obligations to repay all or a portion of the principal amount of the Debentures which have matured or been redeemed by issuing and delivering that number of trust units obtained by dividing the aggregate amount of principal of the Debentures which have matured or been redeemed by 95% of the weighted average trading price of the trust units on the Toronto Stock Exchange for the 20 consecutive trading days ending five trading days preceding the date fixed for redemption or the maturity date, as the case may be. The Fund may also elect, subject to regulatory approval, from time to time, to satisfy its obligation to pay all or any part of the interest on the Debentures (the "Interest Obligation"), on the date it is payable under the Debenture Indenture, by delivering a sufficient number of trust units to the debenture trustee to satisfy all or any part, as the case may be, of the Interest Obligation.

There have been no redemptions of the Debentures during the three month period ended March 31, 2008.

USES OF CASH

Our primary uses of funds are operational and administrative expenses, distributions, maintenance and growth capital spending, and acquisitions.

Capital Expenditures

Total capital expenditures for the current year and comparative periods are summarized as follows:

($000s)	Q1 2008	Q1 2007
Growth capital	16,724	14,130
Acquisitions	-	-
Total growth capital and acquisitions	16,724	14,130
Maintenance capital expenditures	1,249	731
Total capital expenditures[1]	17,973	14,861

(1) The numbers in this table differ from the interim consolidated statement of cash flows because the numbers above do not reflect the net change in working capital related to capital expenditures.

Growth capital expenditures in 2008 were funded by funds from operations in excess of distributions, proceeds from the disposition of redundant assets and finally by drawing on our Credit Facility. Growth capital expenditures consisted primarily of productivity improvements at several facilities, progress payments on additional centrifuges to support both the growing demand in the U.S. for drill site services and onsite SAGD services and corporate office leasehold improvements.

For 2008, we have planned a total of $135.0 million in capital spending. Of this amount, $90.0 million will be directed towards operations growth projects and $20.0 million is planned for corporate investments in innovation projects, information technology and office space (before tenant improvement recoveries). Approximately 70% of the growth capital investments are planned for the second half of 2008. These projects will be funded out of excess funds from operations, if any, and bank borrowings. The operations growth projects are planned as follows:

Division	Approximate % of growth capital(1)	Use of funds
Western	10%	Average project is $0.5 million and targets high return/low risk projects which improve productivity or expand capacity in our existing operations.
Eastern	25%	
Western	15%	Investment in infrastructure and productivity improvements in the facility network.
Eastern	20%	Continued expansion and upgrading of facilities to meet the waste handling requirements of LDR in Ontario and expanding the recently acquired lead-acid battery recycling facility.
Western	30%	Investments in mobile equipment to support onsite services for SAGD customers and U.S. markets.

1 Newalta continuously assesses the allocation of growth capital expenditures and, as such, the dollar amounts allocated to each operating division may be reallocated between the divisions and specific projects.

Maintenance capital expenditures are capital expenditures to replace and maintain depreciable assets at current service levels. Management continues to estimate that the total maintenance capital expenditures for the year will be approximately $25.0 million. Maintenance capital expenditures for fixed facilities tend to be relatively consistent year-over-year, whereas maintenance capital expenditures for equipment that is rented out to customers fluctuate based on usage. Maintenance capital expenditures are budgeted annually and revised throughout the year to reflect the impact of actual utilization rates. These expenditures are funded out of funds from operations.

Distributions

On a per unit basis Newalta declared monthly distributions of $0.185 to unitholders from January through March 2008 or $2.22 annually, consistent with the same period in 2007. The Board of Trustees intends to maintain distributions at $0.185 per trust unit during 2008. We have the financial capacity to fund our growth opportunities while remaining a mutual fund trust through 2008. Newalta has maintained the monthly distribution of $0.185 per unit in anticipation that investments made in 2007 will continue to contribute to stronger results in 2008 consistent with the first quarter trend.

The following table is recommended by the Canadian Securities Administrators as additional information to users of income fund and mutual fund trust financial statements. It provides another perspective on the sourcing of cash to fund distributions:

($000s)	Q1 2008	Q1 2007	Fiscal 2007	Fiscal 2006	Fiscal 2005
Cash flow generated from operating activities	8,745	(5,271)	54,058	111,963	71,732
Distributions declared	(23,077)	(22,249)	(90,117)	(75,923)	(49,602)
Cash excess (shortfall)	(14,332)	(27,520)	(36,059)	36,040	22,130
Net earnings	19,304	12,966	61,189	75,565	46,978
Distributions declared	(23,077)	(22,249)	(90,117)	(75,923)	(49,602)
Net earnings (shortfall) excess	(3,773)	(9,283)	(28,928)	(358)	(2,624)

First quarter cash flow generated from operating activities and net earnings were less than distributions declared. Declared distributions and cash distributed levels are monitored and assessed through internal forecasts which incorporate the most recent operating and financial results, maintenance and growth capital requirements as well as market activity and conditions. Based on this analysis, management does not believe that the shortfalls in the table above have resulted in an economic return of capital.

Distributions declared in excess of cash flow generated from operating activities in the short term have been funded by drawing on the Credit Facility. The cash shortfall above was driven mainly by the increase in working capital requirements of $17.5 million in the first quarter of 2008. In addition, the calculation above does not include proceeds from the Fund's Distribution Reinvestment Plan ("DRIP") which produced $3.9 million in distributions that were reinvested by unitholders year to date and cash proceeds received through the sale of redundant assets of $4.5 million. The net earnings shortfall is mainly attributable to amortization and accretion expense, a non-cash expense, of $11.4 million. The majority of the assets related to this expense are funded by drawing on our Credit Facility in the absence of excess cash from operations. Therefore, management expects that there will continue to be a net earnings shortfall which will decrease as cash flow generated from operating activities increases.

Contractual Obligations

For the three month period ended March 31, 2008, there have been no significant changes in Newalta's contractual obligations. For a summary of Newalta's contractual obligations, please refer to page 26 of the MD&A for the year ended December 31, 2007.

OFF-BALANCE SHEET ARRANGEMENTS

Newalta currently has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

Bennett Jones LLP provides legal services to Newalta. Mr. Vance Milligan, a Trustee of the Fund, is counsel to Bennett Jones LLP. The total cost of these legal services during the three months ended March 31, 2008 was $0.1 million ($0.2 million for the same period in 2007).

Newalta provides oilfield services to Paramount Resources Ltd., an oil and gas company. Mr. Clayton Riddell, a Trustee and Chairman of the Board of the Fund, is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total revenue for services provided by Newalta to this entity for the quarter ended March 31, 2008 was $0.4 million ($0.8 million for the same period in 2007).

These transactions were in the normal course of operations on similar terms and conditions to those entered into with unrelated parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

SENSITIVITIES

Our revenue is sensitive to changes in commodity prices for crude oil, natural gas, base oils, and lead. Cash from operating activities is also sensitive to changes in interest rates as well as the exchange rate between the Canadian and U.S. dollars. These factors have both a direct and indirect impact on our business. The direct impact of the commodity prices is reflected in the revenue received from the sale of products such as crude oil, base oils and lead. The indirect impact is the effect that the variation of these factors has on activity levels of our customers and therefore the demand for services. The indirect impact of fluctuations in the commodity prices and other factors previously discussed are not quantifiable.

With the acquisition of the lead-acid battery recycling facility in the fourth quarter of 2007, our revenue is now exposed to the variability of lead prices established by the London Metal Exchange. The contribution of total lead produced between direct lead sales and tolling services has been about equal on a trailing twelve month basis. The variability of lead prices is partially offset because our feedstock to produce recycled lead for direct lead sales is obtained through the procurement of waste batteries, the cost of which also fluctuates with the price of lead but historically the adjustment to feedstock has lagged the change in the price of lead by up to six months. Therefore the impact of an increase in lead prices will not have the same dollar for dollar impact of a decrease in lead prices. Tolling revenue is not subject to the same variation in lead prices because the fees are generally fixed.

As of the time of writing this MD&A we do not see any significant variation to the sensitivities provided in the MD&A for the year ended December 31, 2007.

BUSINESS RISKS

The business of Newalta is subject to certain risks and uncertainties. Prior to making any investment decision regarding Newalta investors should carefully consider, among other things, the risks described herein (including the risks and uncertainties listed in the first paragraph of this Management's Discussion and Analysis) and the risk factors set forth in the most recently filed Annual Information Form of the Fund which are incorporated by reference herein.

The Annual Information Form is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Copies of the Annual Information Form may be obtained, on request without charge, from Newalta Corporation at 211 – 11th Avenue S.W., Calgary, Alberta T2R 0C6, or at www.newalta.com, or by facsimile at (403) 806-7032.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the financial statements in accordance with Canadian GAAP requires management to make estimates with regard to the reported amounts of revenue and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and other factors determined by management. Because this involves varying degrees of judgment and uncertainty, the amounts currently reported in the financial statements could, in the future, prove to be inaccurate.

Asset Retirement Obligations

Asset retirement obligations are estimated by management based on the anticipated costs to abandon and reclaim all Newalta facilities, landfills and the projected timing of the costs to be incurred in future periods. Management, in consultation with Newalta's engineers, estimates these costs based on current regulations, costs, technology and industry standards. The fair value estimate is capitalized as part of the cost of the related asset and amortized to expense over the asset's useful life. There have been no significant changes in the estimates used to prepare the asset retirement obligation in the first three months of 2008 compared to those provided in the Fund's annual consolidated financial statements for the year ended December 31, 2007.

Goodwill

Management performs a test for goodwill impairment annually and whenever events or circumstances make it more likely than not that an impairment may have occurred. Determining whether an impairment has occurred requires a valuation of the respective reporting unit, which is estimated using a discounted cash flow method. In applying this methodology, management relies on a number of factors, including actual operating results, future business plans, economic projections and market data. Management tests the valuation of goodwill at each September 30 period end and did not see any impairment in the goodwill balance recorded nor were there any factors that changed since that period which would lead management to believe that any impairment has occurred.

Stock-based compensation

Newalta has three stock-based compensation plans: a Trust Unit Rights Incentive Plan adopted in 2003 (the "2003 Plan"); a Trust Unit Rights Incentive Plan adopted in 2006 (the "2006 Plan") and a Trust Unit Appreciation Rights Incentive arrangement granted in 2008. The 2003 Plan and 2006 Plan differ in the manner in which they may be settled by the grantee. The rights granted under the 2003 Plan may only be settled in Trust Units, while the rights granted under the 2006 Plan may by settled net in cash by the grantee. Rights under the 2008 plan may only be settled in cash. As such, rights granted under the 2003 Plan are accounted for in accordance with the fair value recognition provisions of GAAP. Accordingly, stock-based compensation expense is measured at the grant date based on the fair value of the award and is recognized as an expense over the vesting period. Determining the fair value of stock-based awards at the grant date requires judgment, including estimating the expected term of the rights (including the number of stock-based awards that are expected to be forfeited), the expected volatility of the Fund's units and the expected distributions.

The rights granted under the 2006 and 2008 Plans are accounted for as stock appreciation rights since they may be subject to a net cash settlement provision. Accordingly, they are re-measured at each balance sheet date to reflect the net cash liability at that date.

Future Income Taxes

Future income taxes are estimated based upon temporary differences between the book value and the tax value of assets and liabilities using the applicable future income tax rates under current law. The change in these temporary differences results in a future income tax expense or recovery. The most significant risk in this estimate is the future income tax rates used for each entity. On June 22, 2007, new tax legislation modifying the taxation of certain flow-through entities including mutual fund trusts such as Newalta and its unitholders was enacted (the "New Tax Legislation"). The New Tax legislation will apply a tax at the trust level on distributions of certain income from the Fund at a rate of tax of 31.5%. Such distributions will be treated as dividends to the unitholders. There was no impact on the Fund at March 31, 2008 as a result of the enactment of the New Tax Legislation.

It is expected that the new distribution tax (subject to any undue expansion) will apply to the Fund commencing in 2011. For further discussion on the impact of the New Tax Legislation please refer to pages 30 and 31 of the Fund's MD&A for the year ended December 31, 2007.

Amortization and Accretion

Amortization of the Fund's capital assets and intangible assets incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operation of the Fund's plant and equipment. Accretion expense is the increase in the asset retirement obligation over time. The asset retirement obligation is based on estimates that may change as more experience is obtained or as general market conditions change impacting the future cost of abandoning the Fund's facilities. Estimates for the first three months of 2008 are consistent with those disclosed in the Management's Discussion and Analysis for the year ended December 31, 2007.

ADOPTION OF NEW ACCOUNTING STANDARDS IN 2008

Effective January 1, 2008, Newalta adopted the requirements of the Canadian Institute of Chartered Accountants ("CICA") new handbook sections 3862 Financial Instruments – Disclosures and 3863 Financial Instruments – Presentation. The incremental disclosure requirements for Newalta are addressed in Note 12 to the interim consolidated financial statements for March 31, 2008.

The CICA issued an additional new accounting standard, section 1535 Capital Disclosures which requires both qualitative and quantitative disclosures to provide users of financial statements with information to evaluate the entity's objectives, policies and processes for managing capital. Effective January 1, 2008, Newalta adopted this new accounting standard and the related disclosure is found in Note 4 to the interim consolidated financial statements for March 31, 2008.

Effective January 1, 2008, the Fund adopted CICA handbook section 3031 Inventories, which replaces section 3030. There was no effect on the Fund's inventory balances. However, going forward the new handbook section provides for the ability to reverse impairment losses previously recognized if the underlying assumption for that impairment has changed.

New accounting standards for future adoption

In February 2008, CICA issued section 3064, Goodwill and intangible assets, replacing section 3062, Goodwill and other intangible assets and section 3450, Research and development costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Fund will adopt the new standards for its fiscal year beginning January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous section 3062. Management is currently evaluating the impact of the adoption of this new section on its consolidated financial statements and does not expect that the adoption of this new section will have a material impact on its financial statements.

On March 11, 2008, the Accounting Standards Board of Canada ("AcSB") confirmed that effective January 1, 2011, International Financial Reporting Standards ("IFRS") will become Canadian GAAP for publicly accountable enterprises such as Newalta. An exposure draft with the IFRS was issued in April 2008 with comments required by July 31, 2008. At this stage management is completing initial scoping of this project to determine the significant areas which will affect Newalta's financial statements and related disclosure.

FINANCIAL AND OTHER INSTRUMENTS

The carrying values of accounts receivable and accounts payable approximate the fair value of these financial instruments due to their short term maturities. Newalta's credit risk from Canadian customers is minimized by its broad customer base and diverse product lines. In the normal course of operations, Newalta is exposed to movements in the U.S. dollar exchange rates, relative to the Canadian dollar. Newalta sells and purchases some product in U.S. dollars. Newalta does not currently utilize hedging instruments, but rather chooses to be exposed to current U.S. exchange rates as increases or decreases in exchange rates are not considered to be significant over the period of the outstanding receivables and payables. The floating interest rate profile of Newalta's long-term debt exposes Newalta to interest rate risk. Newalta does not use hedging instruments to mitigate this risk. The carrying value of the long-term debt approximates fair value due to its floating interest rates.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

During the three months ended March 31, 2008, the Fund did not make any changes to its internal controls over financial reporting that would have materially affected, or would likely materially affect, the effectiveness of such controls.

ADDITIONAL INFORMATION

Additional information relating to the Fund, including the Annual Information Form, is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Copies of the Annual Information Form of the Fund may be obtained from Newalta Corporation at 211-11th Avenue S.W., Calgary, Alberta T2R 0C6, or at www.newalta.com, or by facsimile at (403) 806-7032.

Consolidated Balance Sheets

($000s) (unaudited)	March 31, 2008	December 31, 2007
Assets		
Current assets		
Accounts receivable	157,228	159,749
Inventories	29,860	24,122
Prepaid expenses and other	5,012	6,129
	192,100	190,000
Note receivable	1,410	1,424
Capital assets	664,923	661,605
Intangible assets	66,076	66,855
Goodwill	103,597	103,597
	1,028,106	1,023,481
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	84,031	107,809
Distributions payable	7,707	7,662
	91,738	115,471
Long-term debt (Note 2)	237,976	206,940
Convertible debentures – debt portion	108,576	108,336
Future income taxes	46,842	49,840
Asset retirement obligations (Note 8)	20,835	20,985
	505,967	501,572
Unitholders' Equity		
Unitholders' capital (Note 3)	499,992	496,027
Convertible debentures – equity portion	1,850	1,850
Contributed surplus	1,130	1,092
Retained earnings	19,167	22,940
	522,139	521,909
	1,028,106	1,023,481

Consolidated Statements of Operations, Comprehensive Income and Retained Earnings

	For the Three Months Ended March 31,	
($000s except per unit data) (unaudited)	2008	2007
Revenue	150,176	117,837
Expenses		
Operating	101,769	79,514
Selling, general and administrative	14,227	12,519
Finance charges	6,266	2,306
Amortization and accretion	11,372	9,833
	133,634	104,172
Earnings before taxes	16,542	13,665
Provision for (recovery of) income taxes		
Current	236	202
Future	(2,998)	497
	(2,762)	699
Net earnings and comprehensive income	19,304	12,966
Retained earnings, beginning of period	22,940	51,868
Distributions (Note 7)	(23,077)	(22,249)
Retained earnings, end of period	19,167	42,585
Net earnings per unit (Note 6)	0.47	0.33
Diluted earnings per unit (Note 6)	0.46	0.33

Consolidated Statements of Cash Flows

($000s) (unaudited)	For the Three Months Ended March 31, 2008	2007
Net inflow (outflow) of cash related to the following activities:		
Operating Activities		
Net earnings	19,304	12,966
Items not requiring cash:		
Amortization and accretion	11,372	9,833
Future income taxes (recovery)	(2,998)	497
Other	(511)	(797)
	27,167	22,499
Increase in non-cash working capital	(17,810)	(27,572)
Asset retirement expenditures incurred	(612)	(198)
	8,745	(5,271)
Investing Activities		
Additions to capital assets	(25,157)	(32,369)
Net proceeds on sale of capital assets	4,460	61
	(20,697)	(32,308)
Financing Activities		
Issuance of units	62	76,376
Issuance of Convertible Debentures	(66)	-
Increase (decrease) in debt	31,036	(20,122)
Decrease in note receivable	56	49
Distributions to unitholders (Note 7)	(19,136)	(18,724)
	11,952	37,579
Net cash inflow	-	-
Cash – beginning of period	-	-
Cash - end of period	-	-
Supplementary information:		
Interest paid	3,782	2,216
Income taxes paid	196	290

Notes to the Interim Consolidated Financial Statements

FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007

(all tabular data in $000s except per unit and ratio data) (unaudited)

Newalta Income Fund (the "Fund") is a Canadian mutual fund trust engaged, through its wholly-owned operating subsidiaries Newalta Corporation (the "Corporation") and Newalta Industrial Services Inc. ("NISI" and together with the Fund and the Corporation, "Newalta"), in adapting technologies to maximize the value inherent in industrial waste through the recovery of saleable products and recycling. Newalta also provides environmentally sound disposal of solid, non-hazardous industrial waste. With an integrated network of facilities, Newalta provides waste management solutions to a broad customer base of national and international corporations in a range of industries, including automotive, forestry, lead, manufacturing, mining, oil and gas, petrochemical, pulp and paper, refining, steel and transportation services.

NOTE 1. BASIS OF PRESENTATION

The interim consolidated financial statements include the accounts of Newalta. The interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). Certain information and disclosures normally required to be included in the notes to the audited annual financial statements have been omitted or condensed. These interim financial statements and the notes thereto should be read in conjunction with the consolidated financial statements of the Fund for the year ended December 31, 2007 as contained in the Annual Report for fiscal 2007.

The accounting principles applied are consistent with those as set out in the Fund's annual financial statements for the year ended December 31, 2007 except as noted in the following paragraphs.

a) *Financial Instruments*

Effective January 1, 2008, Newalta adopted the requirements of the Canadian Institute of Chartered Accountants ("CICA") new handbook sections 3862 Financial Instruments – Disclosures and 3863 Financial Instruments – Presentation. The incremental disclosure requirements for Newalta are addressed in Note 12 to these interim consolidated financial statements.

b) *Capital Disclosures*

The CICA issued an additional new accounting standard, section 1535 Capital Disclosures which requires both qualitative and quantitative disclosures to provide users of financial statements with information to evaluate the entity's objectives, policies and processes for managing capital. Effective January 1, 2008, Newalta adopted this new accounting standard and the related disclosure is found in Note 4 to these interim consolidated financial statements.

c) *Inventories*

Effective January 1, 2008, the Fund adopted CICA handbook section 3031 Inventories, which replaces section 3030. There was no effect on the Fund's inventory balances. However, going forward the new handbook section provides for the ability to reverse impairment losses previously recognized if the underlying assumptions for that impairment have changed.

Use of estimates and assumptions

Accounting measurements at interim dates inherently involve reliance on estimates and the results of operations for the interim periods shown in these financial statements are not necessarily indicative of results to be expected for the fiscal year. In the opinion of management, the accompanying unaudited interim consolidated financial statements include all adjustments necessary to present fairly the consolidated results of the Fund's operations and cash flows for the periods ended March 31, 2008 and 2007.

NOTE 2. SENIOR LONG-TERM DEBT

	March 31, 2008	December 31, 2007
Amount drawn on credit facility	**238,445**	207,417
Issue costs	**(469)**	(477)
Senior long-term debt	**237,976**	206,940

The facility's maturity date is October 11, 2009. An extension of the credit facility may be granted at the option of the lenders. If an extension is not granted, the entire amount of the outstanding indebtedness would be due in full at the maturity date. The facility also requires Newalta to be in compliance with certain covenants. At March 31, 2008, Newalta was in compliance with all covenants.

NOTE 3. UNITHOLDERS' CAPITAL

Authorized capital of the Fund consists of a single class of an unlimited number of trust units. The following table is a summary of the changes in Unitholders' capital during the period:

(000s)	Units (#)	Amount ($)
Units outstanding as at December 31, 2006	**36,942**	**394,601**
Units issued	3,000	73,936
Units issued as consideration for Nova Pb assets	511	10,000
Contributed surplus on rights exercised	-	335
Rights exercised	289	3,222
Units issued under the DRIP	675	13,933
Units outstanding as at December 31, 2007	**41,417**	**496,027**
Contributed surplus on rights exercised	-	7
Rights exercised	6	62
Units issued under the DRIP	237	3,896
Units outstanding as at March 31, 2008	**41,660**	**499,992**

NOTE 4. CAPITAL DISCLOSURES

The Fund's capital structure currently consists of:

- Senior long term debt pursuant to the credit facility agreement
- Letters of Credit or bonds issued as financial security to third parties
- Convertible debentures, debt portion; and
- Unitholders' equity.

The objectives in managing the capital structure are to:

- Utilize an appropriate amount of leverage to maximize return on unitholders' equity, and
- To provide for borrowing capacity and financial flexibility to finance Newalta's growth strategy.

Management and the Board of Trustees review and assess the Fund's capital structure and distribution policy at a minimum at each board meeting which are held at least four times annually. The financial strategy may be adjusted based on the current outlook of the underlying business, the capital requirements to fund growth initiatives and the state of the debt and equity capital markets. In order to maintain or adjust the capital structure, the Fund may:

- Issue new trust units
- Issue new debt securities
- Replace outstanding letters of credit with bonds or other types of financial security
- Amend, revise, renew or extend the terms of its then existing long-term debt facilities
- Enter into new agreements establishing new credit facilities, and/or
- Adjust the amount of distributions paid to unitholders.

Management monitors the capital structure based on measures required pursuant to the Corporation's credit facility agreement which restricts Newalta from declaring distributions and distributing cash if the Corporation is in breach of a covenant under its credit facility. These measures include:

Ratio	March 31, 2008	December 31, 2007	Threshold
Current	2.09:1	1.65:1	1.20:1 minimum
Funded Debt[1] to EBITDA[2]	2.17:1	1.89:1	3.00:1 maximum[3]
Fixed Charge Coverage[4]	1.12:1	1.07:1	1.00:1 minimum

(1) Funded debt is a non-GAAP measure, the closest measure of which is long term debt. Funded debt is calculated by adding the senior long term debt to the amount of letters of credit outstanding at the reporting date.
(2) EBITDA or earnings before interest, taxes, depreciation and amortization is a non-GAAP measure. The nearest GAAP measure is net earnings. For the purposes of the credit facility EBITDA is defined as the trailing twelve-months of EBITDA for the Fund which is normalized for any acquisitions completed during that time frame and excluding any dispositions incurred as if they had occurred at the beginning of the trailing twelve-months.
(3) In the third quarter of 2008, the threshold amount will decrease to 2.75:1.00 and in the first quarter of 2009 this threshold will decrease to 2.50:1.00.
(4) Fixed charge coverage ratio means, based on the trailing twelve-month EBITDA less unfinanced capital expenditures and cash taxes to the sum of the aggregate of principal payments (including amounts under capital leases, if any), interest, dividends and cash distribution paid by the Fund for such period, other than cash payments in respect of the DRIP program of the Fund. Unlike the funded debt to EBITDA ratio, the calculation of EBITDA pursuant to the fixed charge coverage ratio is not normalized for acquisitions or dispositions.

On June 22, 2007, new tax legislation modifying the taxation of specified investment flow-through entities including mutual fund trusts such as the Fund and its unitholders was enacted (the "New Tax Legislation"). The New Tax legislation will apply a tax at the trust level on distributions of certain income from the Fund. The New Tax Legislation permits "normal growth" for the Fund through the transitional period which ends December 31, 2010. However, "undue expansion" could cause the transitional relief to be revisited, and the New Tax Legislation to be effective at a date earlier than January 1, 2011. On December 15, 2006, the Department of Finance released guidelines on normal growth for income trusts and other flow-through entities (the "Guidelines"). Under the Guidelines, the Fund will be able to increase its equity capital each year during the transitional period by an amount equal to a safe harbour amount. The safe harbour amount is measured by reference to Newalta's market capitalization as of the end of trading on October 31, 2006. Newalta's market capitalization at the close of trading on October 31, 2006 was $1.218 billion. The safe harbour for years up to 2011 will be as follows:

Time Period	Newalta's Annual Safe Harbour Limit ($)	Remaining Safe Harbour Limit Available ($)
November 1, 2006 to Dec 31, 2008	730,800	504,962[1]
2009	243,600	243,600
2010	243,600	243,600
Total	1,218,000	992,162

(1) The amount reflects the net effect of gross proceeds issed from the issuance of trust units issued from treasuary as a result of an equity financing in January 2007 and to finance a portion of the purchase price of the Nova Pb asset acquisition in October 2007, gross proceeds from the issue of Debentures, proceeds from the exercise of rights granted pursuant to the Trust Unit Rights Incentive Plans and the reinvestment by unitholders of distributions pursuant to the DRIP. Canada's Department of Finance ("Finance") has not provided guidance on how units issued as a result of the exercise of TURIPs are to be handled for the purpose of determining the safe harbour limit. Therefore, the amount calculated above may be subject to adjustment upon further clarification from Finance.

In addition, the Fund also has commitments to issue up to 2,966,050 trust units from treasury in connection with the 2003 and 2006 Trust Unit Rights Incentive Plans (the "2003 Plan" and the "2006 Plan") as at March 31, 2008.

NOTE 5. LONG-TERM INCENTIVE PLANS

a) The 2006 Trust Unit Rights Incentive Plan

On March 14, 2008 a total of 630,000 rights were granted to certain directors, officers and employees of the Corporation. The rights were granted at the market price of $16.65 per unit. A further 147,500 rights were granted at an exercise price of $25.19 per unit. Each tranche of the rights vest over a four year period (with a five year life), and the holder of the right has the option to exercise the right for either a unit of the Fund or an amount of cash equal to the difference between the exercise price and the market price at the time of exercise. The rights granted under the 2006 Plan have therefore been accounted for as stock appreciation rights and the total compensation expense for these rights was nil for the three months ended March 31, 2008 (nil in 2007).

b) Trust Unit Appreciation Rights

On March 14, 2008, 125,000 trust unit appreciation rights were granted to an officer of the Corporation at the market price of $16.65. These rights vest in three equal tranches over 33 months. In addition, 372,500 trust unit appreciation rights were granted to certain employees of the Corporation at the market price of $16.65. Each tranche of these rights vests over a four year period with a five year life. The holder of the right has the option to exercise the right for an amount of cash equal to the difference between the exercise price and the market price at the time of exercise. The rights granted have been accounted for as stock appreciation rights. Total compensation for these rights was nil for the three months ended March 31, 2008 (nil in 2007).

NOTE 6. EARNINGS PER UNIT

Basic per unit calculations for the three months ended March 31, 2008 and 2007 were based on the weighted average number of units outstanding for the periods. Diluted earnings per unit include the potential dilution of the outstanding rights to acquire trust units and Debentures.

The calculation of dilutive earnings per unit does not include anti-dilutive rights. These rights would not be exercised during the period because their exercise price is higher than the average market price for the period. The inclusion of these rights would cause the diluted earnings per unit to be overstated. The number of excluded rights for the three months ended March 31, 2008 was 2,110,000 (731,000 for the three months ended March 31, 2007).

The dilutive earnings per unit calculation does not include the impact of anti-dilutive Debentures. The number of trust units issuable on conversion of the Debentures excluded for the three months ended March 31, 2008 was 5.0 million (nil for the three months ended March 31, 2007).

(000s)	Three Months Ended March 31,	
	2008	2007
Weighted average number of units	41,543	39,209
Net additional units if rights exercised	92	236
Net additional units if debentures converted	-	-
Diluted weighted average number of units	41,635	39,445

NOTE 7. UNITHOLDER DISTRIBUTIONS DECLARED AND PAID

The Fund makes monthly distributions to its holders of trust units. Determination of the amount of cash distributions for any period is at the sole discretion of the Board of Trustees of the Fund and is based on certain criteria including financial performance as well as the projected liquidity and capital resource position of the Fund. Distributions are declared to holders

of trust units of record on the last business day of each month, and paid on the 15th day of the month following (or if such day is not a business day, the next following business day).

	Three Months Ended March 31,	
	2008	2007
Unitholder distributions declared	23,077	22,249
per unit - $	0.555	0.555
Unitholder distributions – paid in cash	19,136	18,724
Unitholder distributions – value paid in units	3,896	2,911
paid in cash – per unit $	0.461	0.481
issued units – per unit $	0.094	0.074

NOTE 8. RECONCILIATION OF ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligations were estimated by management based on the anticipated costs to abandon and reclaim facilities and wells, and the projected timing of these expenditures. The reconciliation of estimated and actual expenditures for the period is provided below:

	Three Months Ended March 31,	
	2008	2007
Asset retirement obligations, beginning of period	20,985	18,484
Expenditures incurred to fulfill obligations	(612)	(198)
Accretion	462	408
Asset retirement obligations, end of period	20,835	18,694

NOTE 9. ASSET IMPAIRMENT

Management performs impairment testing on its property, plant and equipment at least annually and whenever events or changes in circumstances indicate that the carrying value of an asset, or group of assets, may not be recoverable. During the first three months of 2008, Management identified a group of transport vehicles for which carrying value exceeded fair value. Fair value for these assets was determined based on Management's review of equipment utilization and prices for similar assets. The total impairment of $1.0 million ($0.8 million in the Western segment and $0.2 in the Eastern segment) is included with amortization and accretion in the consolidated statements of operations, comprehensive income and retained earnings.

NOTE 10. TRANSACTIONS WITH RELATED PARTIES

Bennett Jones LLP provides legal services to the Fund. Mr. Vance Milligan, a Trustee of the Fund, is counsel to Bennett Jones LLP. The total cost of these legal services during the three month period ended March 31, 2008 was $0.1 million ($0.2 million for the same period in 2007).

Newalta provides oilfield services to Paramount Resources Ltd., an oil and gas company. Mr. Clayton Riddell, a Trustee and Chairman of the Board of the Fund, is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total revenue for services provided by Newalta to this entity during the three months ended March 31, 2008 were $0.4 million ($0.8 million for the same period in 2007).

These transactions were incurred during the normal course of operations on similar terms and conditions to those entered into with unrelated parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

NOTE 11. COMMITMENTS

Letters of Credit and Surety Bonds

At March 31, 2008 Newalta had issued Letters of Credit and Bonds with respect to compliance with environmental licenses and contracts with third parties in the amounts of $40.1 million and $12.0 million respectively.

NOTE 12. FINANCIAL INSTRUMENTS

Fair Values

Newalta's financial instruments include accounts receivable, note receivable, accounts payable and accrued liabilities, distributions payable, senior long-term debt and convertible debentures. The fair values of the Fund's financial instruments that are included in the consolidated balance sheet, with the exception of the convertible debentures, approximate their recorded amount due to the short term nature of those instruments for accounts receivable, accounts payable and accrued liabilities and for senior long-term debt and the note receivable due to the floating nature of the interest rate. The carrying values of Newalta's financial instruments at March 31, 2008 are as follows:

	Held for trading	Loans and Receivables	Available for sale	Other Liabilities	Total Carrying Value
Accounts receivable	-	157,228	-	-	157,228
Note receivable	-	1,410	-	-	1,410
Accounts payable and accrued liabilities	-	-	-	84,031	84,031
Distributions payable	-		-	7,707	7,707
Senior long-term debt[1]	-	-	-	237,976	237,976

[1]Net of related costs.

The fair value of the convertible debentures is based on the closing trading price on the TSX as follows:

	March 31, 2008	
	Carrying value[1]	Quoted fair value
7% Convertible debentures due November 30, 2012	110,426	115,000

[1]Includes both the debt and equity portions.

Financial Instrument Risk Management

Credit risk

The Fund is subject to risk from its trade accounts receivables balances. The customer base is large and diverse and no single customer balance exceeds 8% of total accounts receivable. The Fund views the credit risks on these amounts as normal for the industry. Credit risk is minimized by the Fund's broad customer base and diverse product lines and is mitigated by the ongoing assessment of the credit worthiness of its customers as well as monitoring the amount and age of balances outstanding.

Based on the nature of its operations, established collection history, and industry norms, receivables are not considered past due until 90 days after invoice date although standard payment terms require payment within 30 to 120 days. Depending on the nature of the service and/or product, customers may be provided with extended payment terms while Newalta gathers certain processing or disposal data. Included in the Fund's trade receivable balance, are receivables totalling $19.2 million which are considered to be outstanding beyond normal repayment terms at March 31, 2008. A provision of $2.4 million has been established as an allowance against doubtful accounts. No provision has been made for the remaining balance as there has not been a significant change in credit quality and the amounts are still considered collectable. The Fund does not hold any collateral over these balances.

Aging	Trade Receivables aged by invoice date		Allowance for doubtful accounts		Net Receivables	
	March 31, 2008	December 31, 2007	March 31, 2008	December 31, 2007	March 31, 2008	December 31, 2007
0-90 days	101,357	103,878	2	16	101,355	103,862
90-180 days	9,007	7,859	127	200	8,880	7,659
180-365	4,963	11,146	569	1,061	4,394	10,084
365 days +	5,210	3,507	1,681	985	3,529	2,521
Total	120,537	126,389	2,379	2,263	118,158	124,126

To determine the recoverability of a trade receivable, management analyzes accounts receivable, first identifying customer groups that represent minimal risk (large Oil and Gas and other low risk large companies, governments and municipalities). Impairment of the remaining accounts is determined by identifying specific accounts that are at risk, and then by applying a formula based on aging to the remaining amounts receivable. All amounts identified as impaired are provided for in an allowance for doubtful accounts. The changes in this account for 2008 are as follows:

Allowance for doubtful accounts	March 31, 2008
Balance, beginning of period	2,263
Additional amounts provided for	483
Amounts written off as uncollectible	(367)
Amounts recovered during the period	-
Balance, end of period	2,379

Liquidity risk

Ultimate responsibility for liquidity risk management rests with the Board of Trustees of the Fund, which has built an appropriate liquidity risk management framework for the management of the Fund's short, medium and long-term funding and liquidity management requirements. Management mitigates liquidity risk by maintaining adequate reserves, banking facilities and other borrowing facilities, by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities. Newalta is exposed to interest rate risk to the extent that its credit facility has a variable interest rate. Management does not enter into any derivative contracts to manage the exposure to variable interest rates. The convertible debentures have a fixed interest rate until November 30, 2012, at which point, any remaining convertible debentures will need to be repaid or refinanced. The table below provides an interest rate sensitivity analysis for the three months ended March 31, 2008:

	Net earnings
If interest rates increased by 1% with all other variables held constant	(429)

Market risk

Market risk is the risk that the fair value or future cash flows of our financial instruments will fluctuate because of changes in market prices. Components of market risk to which we are exposed are discussed below:

Foreign exchange risk

Foreign exchange risk refers to the risk that the value of a financial commitment, recognised asset or liability will fluctuate due to changes in foreign currency exchange risk arises primarily from firm commitments for receipts and payments settled in U.S. dollars. Management does not enter into any financial instruments to manage the risk for the foreign currency exposure. The table below provides a foreign currency sensitivity analysis on accounts receivable and accounts payable for the three months ended March 31, 2008:

	Net earnings
If the value of the U.S. dollar increased by $0.01 with all other variables held constant	(201)

Commodity risk

Newalta's revenue is sensitive to changes in commodity prices for crude oil, natural gas, base oils, and lead. Cash from operating activities is also sensitive to changes in interest rates as well as the exchange rate between the Canadian and U.S. dollar. These factors have both a direct and indirect impact on our business. The direct impact of the commodity prices is reflected in the revenue received from the sale of products such as crude oil, base oils and lead. The indirect impact is the effect that the variation of these factors has on activity levels of our customers and therefore the demand for services. The indirect impact of fluctuations in the commodity prices and other factors previously discussed are not quantifiable.

Newalta's revenue is also exposed to the variability of lead prices. The production contribution between direct lead sales and tolling (processing) services is approximately the same. The variability of lead prices is partially offset because the feedstock to produce recycled lead for direct lead sales is obtained through the procurement of waste batteries, the cost of which also fluctuates with the price of lead. Historically, the adjustment to feedstock has lagged the change in the price of lead by up to six months. Therefore the impact of an increase in lead prices will not have the same dollar for dollar impact of a decrease in lead prices. Tolling revenue is not subject to the same variation in lead prices because the fees are fixed.

The following table provides management's estimates of fluctuations in key inputs and prices and the direct impact on revenue from product sales:

	Change in benchmark	Impact on Annual Revenue ($)
LME lead price (Cdn$/lb)[1]	$0.10	6.4 million
WTI oil price (Cdn$/bbl)[2]	$1.00	0.4 million
Gulf Coast Base oil ($Cdn/litre)[3]	$0.05	0.8 million

(1) Based on approximately 29,000 tonnes of direct lead sales and the Canadian dollar at par with the U.S. dollar.

(2) The impact on cash flow is estimated for oil sales only using 2007 volumes sold to Newalta's account of approximately 369,000 barrels.

(3) Based on approximately 51.0 million litres of finished product sold.

NOTE 13. SEGMENTED INFORMATION

The Fund has two reportable segments. The reportable segments are distinct strategic business units whose operating results are regularly reviewed by the Corporation's executive officers in order to assess financial performance and make resource allocation decisions. The reportable segments have separate operating management and operate in distinct competitive and regulatory environments. The Western segment recovers and resells crude oil from oilfield waste, rents drill cuttings management and solids control equipment, provides abandonment and remediation services, collects liquid and semi-solid industrial wastes as well as automotive wastes, including waste lubricating oil, and provides mobile site services in western Canada. Recovered materials are processed into resalable products. The Eastern segment, provides industrial waste collection, pre-treating, transfer, processing and disposal services and operates a fleet of specialized vehicles and equipment for waste transport and onsite processing, a lead-acid battery recycling facility and an emergency response service in central and eastern Canada. The accounting policies of the segments are the same as those of the Fund.

For the Three Months Ended March 31, 2008	Western	Eastern	Inter-segment	Unallocated[3]	Consolidated Total
External revenue	93,973	56,162	-	41	150,176
Inter segment revenue[1]	301	-	(301)	-	-
Operating expense	59,136	42,934	(301)	-	101,769
Amortization and accretion expense	5,661	3,810	-	1,901	11,372
Net margin	29,477	9,418	-	(1,860)	37,035
Selling, general and administrative	-	-	-	14,227	14,227
Finance charges	-	-	-	6,266	6,266
Operating income	29,477	9,418	-	(22,353)	16,542
Capital expenditures and acquisitions[2]	7,423	6,266	-	4,284	17,973
Goodwill	62,280	41,317	-	-	103,597
Total assets	553,826	401,894	-	72,386	1,028,106

For the Three Months Ended March 31, 2007	Western	Eastern	Inter-segment	Unallocated[3]	Consolidated Total
External revenue	88,705	28,608	-	524	117,837
Inter segment revenue[1]	-	-	-	-	-
Operating expense	57,187	22,327	-	-	79,514
Amortization and accretion expense	5,133	3,447	-	1,253	9,833
Net margin	26,385	2,834	-	(729)	28,490
Selling, general and administrative	-	-	-	12,519	12,519
Finance charges	-	-	-	2,306	2,306
Operating income	26,385	2,834	-	(15,554)	13,665
Capital expenditures and acquisitions[2]	6,161	5,391	-	3,309	14,861
Goodwill	54,961	35,117	-	-	90,078
Total assets	533,008	237,541	-	50,600	821,149

1 *Inter-segment revenue is recorded at market, less the costs of serving external customers.*

2 *Includes capital asset additions and the purchase price of acquisitions.*

3 *Management does not allocate selling, general and administrative, taxes, and interest costs in the segment analysis.*

File No. 82-34834

FIRST QUARTER REPORT 2008


1000 ml

Quarterly Report

NEWALTA

Financial and Operating Highlights

- Revenue increased 27% to $150.2 million compared with the same period in 2007, mostly due to acquisitions in eastern Canada completed in 2007.
- Net earnings of $19.3 million and EBITDA[1] of $34.1 million increased 49% and 35%, respectively, compared with 2007.
- Funds from operations[1] increased by 21% over the first quarter last year to $27.2 million and cash from operating activities increased by 266% to $8.7 million.
- Cash distributed[1] as a percentage of funds from operations decreased to 70% compared with 83% in the first quarter of 2007 (94% for the year ended December 31, 2007), confirming our decision to maintain distributions at $0.185 per unit per month and also highlighting the improved stability of our cash flow with the successful diversification of our operations into eastern Canada.
- In the Western division ("Western"), revenue and net margin[1] increased 6% and 12%, respectively, compared to the same period in 2007. Record high crude oil prices combined with increased waste receipts drove higher crude oil recoveries and crude oil sales. The successful expansion of our U.S. Drill Site services and SAGD and other onsite projects also contributed to the improved results in Western.
- The Eastern division's ("Eastern") first quarter produced revenue and net margin increases of 96% and 232%, respectively, primarily due to contributions from acquisitions completed in 2007. Strong lead prices combined with full capacity throughput produced excellent results from our lead-acid battery recycling operation, the effect of which was reduced by the severe winter weather that impacted event-based waste receipts at the Stoney Creek landfill.
- SG&A expense in the first quarter was 9.5% of revenue at $14.2 million, compared to 10.6% last year. The $14.2 million expense includes a $0.6 million foreign exchange gain. After removing the effect of the foreign exchange gain, SG&A for the first quarter of 2008 was 9.9% of revenue. Management's objective for SG&A remains to maintain these expenses at 10%, or less, of revenue for the year.
- Maintenance capital expenditures[1] in the quarter were $1.2 million or 71% higher than the first quarter in 2007. Growth capital expenditures in the quarter were $16.7 million compared to $14.1 million in 2007.
- Initiatives to improve productivity by selling idle or redundant assets in the first quarter resulted in proceeds of $4.5 million.
- Newalta's balance sheet remains strong with a funded debt to EBITDA ratio of 2.17:1 and working capital of 2.09:1. As at March 31, 2008, Newalta's unused capacity on its credit facility was approximately $146.0 million, net of outstanding letters of credit in the amount of $40.1 million.
- On a trailing twelve–month basis at March 31, 2008, the three-year average return on capital[1] was 18% compared to the three year average of 27% for the same period in 2007. The decrease is primarily attributable to the effects of the decline in the natural gas drilling market and the impact of acquisitions which have not fully contributed to EBITDA.

FINANCIAL RESULTS AND HIGHLIGHTS

($000s except per unit data) (unaudited)	Q1 2008	Q1 2007	% Increase (Decrease)
Revenue	150,176	117,837	27
Net earnings	19,304	12,966	49
per unit ($), basic	0.47	0.33	42
per unit ($), diluted	0.46	0.33	39
EBITDA[1]	34,139	25,280	35
Trailing 12 month EBITDA	105,087	115,832	(9)
Funds from operations[1]	27,167	22,499	21
per unit ($)	0.65	0.57	14
Maintenance capital expenditures [1]	1,249	731	71
Distributions declared	23,077	22,249	4
per unit – ($)	0.56	0.56	-
Cash distributed[1]	19,136	18,724	2
Growth and acquisition capital expenditures	16,724	14,130	18
Weighted average units outstanding (000s)	41,543	39,209	6
Total units outstanding (000s)	41,660	40,261	3
Trust Unit trading price – high	19.84	28.25	(30)
Trust Unit trading price – low	14.21	24.19	(41)
Average daily trust unit trading volume	141,010	130,232	8

1 *These financial measures do not have any standardized meaning prescribed by Canadian generally accepted accounting principles ("GAAP"). Non-GAAP financial measures are identified and defined in the attached Management's Discussion and Analysis.*

Management's Discussion and Analysis

FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007

Certain statements contained in this document constitute "forward-looking statements". When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", and similar expressions, as they relate to Newalta Income Fund (the "Fund") and Newalta Corporation (the "Corporation" and together with the Fund and its other subsidiaries, "Newalta"), or their management, are intended to identify forward-looking statements. Such statements reflect the current views of Newalta with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, general market conditions, commodity prices, interest rates, exchange rates, seasonality of operations, growth, acquisition strategy, integration of businesses into Newalta's operations, potential liabilities from acquisitions, dependence on senior management, regulation, landfill operations, competition, risk of pending and future legal proceedings, employees, labour unions, fuel costs, access to industry and technology, possible volatility of trust unit price, insurance, future capital needs, debt service, sales of additional trust units, dependence on the Corporation, the nature of the trust units, unlimited liability of unitholders, nature of the debentures issued by the Fund, Canadian federal income tax, redemption of trust units, loss of mutual fund trust status, the effect of Canadian federal government proposals regarding non-resident ownership, and such other risks or factors described from time to time in the reports filed with securities regulatory authorities by Newalta.

By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Many other factors could also cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements and readers are cautioned that the foregoing list of factors is not exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Furthermore, the forward-looking statements contained in this document are made as of the date of this document and the forward-looking statements in this document are expressly qualified by this cautionary statement. Unless otherwise required by law, Newalta does not intend, or assume any obligation, to update these forward-looking statements.

This Management's Discussion and Analysis and the unaudited consolidated financial statements and notes thereto contain references to certain financial measures that do not have any standardized meaning prescribed by Canadian generally accepted accounting principles ("GAAP") and may not be comparable to similar measures presented by other funds or entities. These financial measures are identified and defined below:

"Cash distributed" is provided to assist management and investors in determining the actual cash outflow to unitholders in each period and is used to assist in analyzing liquidity. Cash distributed is calculated as follows:

($000s)	Q1 2008	Q1 2007
Distributions declared	23,077	22,249
Add:		
Opening distributions payable	7,662	6,834
Less:		
Ending distributions payable	(7,707)	(7,448)
Distributions reinvested through DRIP	(3,896)	(2,911)
Cash distributed	19,136	18,724

"Combined divisional net margin" is used by management to analyze combined divisional operating performance. Combined divisional net margin as presented is not intended to represent operating income nor should it be viewed as an alternative to net earnings or other measures of financial performance calculated in accordance with GAAP. Combined divisional net margin is calculated from the segmented information contained in the notes to the consolidated financial statements and is defined as revenue less operating and amortization and accretion expenses for both Western and Eastern. For further clarity combined divisional net margin excludes inter-segment eliminations and unallocated revenue and expenses.

"EBITDA" is a measure of the Fund's operating profitability. EBITDA provides an indication of the results generated by the Fund's principal business activities prior to how these activities are financed, assets are amortized or how the results are taxed in various jurisdictions. EBITDA is derived from the consolidated statements of operations, accumulated other comprehensive income and retained earnings and is calculated as follows:

($000s)	Q1 2008	Q1 2007
Net earnings	19,304	12,966
Add back (deduct):		
Current income taxes	236	202
Future income taxes	(2,998)	497
Interest expense	6,266	2,306
Interest revenue	(41)	(524)
Amortization and accretion	11,372	9,833
EBITDA	34,139	25,280

"Equipment in use" and "Rigs in use" are calculated by taking the product of the total amount of equipment or rigs available and the utilization rate for the period. Drilling and service rig information is derived from the Canadian Association of Oilwell Drilling Contractors posted information on its website and reflects activity in western Canada only. Equipment in use refers to Newalta's Drill Site equipment and management uses this measure to assess the allocation and use of its equipment. Rigs in use is an indicator of drilling activity which drives the demand for Drill Site equipment and serves as an independent source to compare the trend of Newalta's equipment usage against the industry in western Canada.

"Funds from operations" is used to assist management and investors in analyzing cash flow and leverage. Funds from operations as presented is not intended to represent operating funds from continuing operations or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Funds from operations is derived from the consolidated statements of cash flows and is calculated as follows:

($000s)	Q1 2008	Q1 2007
Cash from operating activities	8,745	(5,271)
Add back (deduct):		
Changes in working capital	17,810	27,572
Asset retirement costs incurred	612	198
Funds from operations	27,167	22,499

"Maintenance capital expenditures" are expenditures required to maintain current operating levels and are reported separately from growth activity by management because these types of expenditures are not discretionary. Maintenance capital expenditures are capital expenditures to replace and maintain depreciable assets at current service levels.

"Net margin" is used by management to analyze divisional operating performance. Net margin as presented is not intended to represent operating income nor should it be viewed as an alternative to net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Net margin is calculated from the segmented information contained in the notes to the consolidated financial statements and is defined as revenue less operating and amortization and accretion expenses.

"Operating income" is used by management to analyze corporate operating performance before taxes. Operating income is not intended to represent net earnings nor should it be viewed as an alternative to other measures of financial performance calculated in accordance with GAAP. The closest GAAP measure to operating income is net earnings. Operating income is calculated from the statement of operations and comprehensive income and is defined as revenue less operating, SG&A, finance and amortization and accretion expenses.

"Return on capital" is used by management to analyze the operating performance of investments in capital assets, intangibles and goodwill. Return on capital is calculated by dividing EBITDA, excluding reorganization costs, by the average net book value of capital assets, intangibles and goodwill.

References to cash distributed, combined divisional net margin, EBITDA, equipment in use, rigs in use, funds from operations, maintenance capital expenditures, net margin, operating income and return on capital throughout this document have the meanings set out above.

The Fund historically used cash available for growth and distributions, a non-GAAP measure and often also referred to by other issuers and regulators as distributable cash, to calculate the amount of funds which is available for distribution to unitholders. Cash available for growth and distributions was used by management to supplement funds from operations as a measure of cash flow and leverage and was defined as funds from operations less maintenance capital expenditures, principal repayments, asset retirement costs and deferred costs incurred plus net proceeds on sales of fixed assets. In July 2007, the Canadian Securities Administrators provided guidance to standardize the calculation of distributable cash which would require the inclusion of any decrease (increase) in non-cash working capital and a different definition of maintenance capital than that used by Newalta. Management is of the view that calculating cash available for growth and distributions consistent with the guidance provided by the CSA would not provide an accurate reflection of available cash due to the variability in short term cash management. Accordingly, the Fund has determined to cease calculating and reporting on cash available for growth and distributions in its disclosure documents.

The following discussion and analysis should be read in conjunction with (i) the consolidated financial statements of the Fund and the notes thereto for the three months ended March 31, 2008, (ii) the consolidated financial statements of the Fund and notes thereto and Management's Discussion and Analysis of the Fund for the year ended December 31, 2007, (iii) the most recently filed Annual Information Form of the Fund, and (iv) the consolidated interim financial statements of the Fund and the notes thereto and Management's Discussion and Analysis for the three months ended March 31, 2007. Information for the three months ended March 31, 2008, along with comparative information for 2007, is provided.

This Management's Discussion and Analysis ("MD&A") is dated May 5, 2008 and takes into consideration information available up to that date.

OVERALL PERFORMANCE

First quarter revenue, net earnings and EBITDA improved by 27%, 49% and 35%, respectively, compared to the same period in 2007 despite difficult market conditions across Canada. Our strategy to diversify earnings through acquisitions completed in eastern Canada contributed to the majority of the increase in revenue and EBITDA. The gains from these acquisitions were reduced by severe winter weather in eastern Canada which hindered activity, especially receipts from event-based work at the Stoney Creek landfill.

Western operations continued to be affected by reduced drilling activity in western Canada. However, the increase in crude oil prices year-over-year led to increased crude oil sales, and increased waste receipts drove higher volumes of recovered crude oil which contributed to an overall increase in Western's revenue and net margin.

Corporately, SG&A expense decreased as a percentage of revenue from 10.6% in 2007 to 9.5% in 2008 (9.9% after removing the effect of a foreign exchange gain). We also initiated a program to identify and sell redundant or idle assets generating proceeds of $4.5 million to date and maintained a strong balance sheet with a Funded Debt to EBITDA ratio of 2.17:1. Overall, the improved performance both operationally and corporately reduced cash distributed as a percentage of funds from operations to 70% compared to 83% in the same period in 2007 (94% for the year ended December 31, 2007), consistent with our decision to maintain the level of distributions.

We expect an increase in drilling activity in the second half of 2008 which is anticipated to positively affect results for the balance of 2008. The changing horizon for drilling activity in western Canada is due to a cold winter primarily in eastern North America, which left North American storage levels below the five-year average heading into the natural gas injection season. The lower than average storage levels are anticipated to lead to bullish activity for natural gas prices, which in turn is expected to lead to greater drilling activity. As a result, the Petroleum Services Association of Canada ("PSAC") has revised its forecast for the 2008 total wells drilled upward by approximately 14%.

RESULTS OF OPERATIONS

Western

Continued weakness in natural gas drilling in western Canada was offset by higher crude oil prices and volumes recovered in combination with better utilization of our Drill Site equipment through redeployment to the U.S. Western's net margin for the first three months of 2008 increased by 12% to $29.5 million despite a decrease in the number of wells drilled and completed by 15% and 24%, respectively, when compared to the first quarter of 2007. Service rig utilization rates, which affect waste volumes received at our fixed facility network, were also down to 63% from 73% last year.

The following table compares Western's first quarter of 2008 results to the first quarter of 2007:

($000s)	**Q1 2008**	Q1 2007	% Change
Revenue – external	**93,973**	88,705	6
Revenue – internal	**301**	-	N/A
Operating costs	**59,136**	57,187	3
Amortization and accretion	**5,661**	5,133	10
Net margin	**29,477**	26,385	12
Net margin as % of revenue	**31**	30	3
Maintenance capital	**1,060**	491	116
Growth capital	**6,363**	5,670	12

In the first quarter, consistent with the diversification in eastern Canada, we saw a decrease in Western's relative contribution to total assets, revenue and combined divisional net margin to 54%, 63% and 76%, respectively, compared with 65%, 75% and 90%, respectively, for the same period in 2007. The Oilfield business unit contributed approximately 59% of Western's total year-to-date revenue with Drill Site and Industrial contributing approximately 16% and 25%, respectively. Overall net margin as a percentage of revenue remained flat compared to the same period in 2007.

The Oilfield business unit's performance improved significantly over the first quarter of 2007 driven primarily by increased crude oil sales and crude oil recovered. Newalta's portion of recovered crude oil increased by 30% in 2008 and prices increased by 40%. The increase in recovered crude oil was driven by higher heavy oil waste receipts. The receipt of these waste streams also increased the total waste processing volumes received at our fixed facility network, offsetting the impact of the decrease in service rig utilization rates and the number of wells drilled and completed. Onsite services also saw a boost in revenue in the first three months of 2008 compared to the same period in 2007 due to our increased focus on the use of centrifugation technology for SAGD customers and other industrial onsite projects.

Drill Site's performance was flat year-over-year, as gains made from the increase in equipment deployed to the U.S. were offset by lower well abandonment services provided in Canada. As reflected by the table below, despite an overall decrease in the number of CAODC rigs in use for the first quarter of 2008 in western Canada, we saw increased equipment usage in Canada. The table below reflects the changes in the Drill Site business unit's rental equipment-in-use compared to the drilling activity in western Canada derived from information posted by the Canadian Association of Oilwell Drilling Contractors (CAODC) for the current quarter compared to the first quarter of 2007:

	Q1 2008	Q1 2007	% Change
CAODC Average Drilling rigs in use			
Drilling rigs – western Canada	667	767	(13)
Newalta Average Drill Site equipment-in-use			
Equipment in Canada	37	35	6
Equipment in the U.S.	30	5	500
Average Drill Site rental equipment-in-use	67	40	68
Average Drill Site rental equipment available	141	129[1]	9

1 Previous disclosure for Q1 2007 used period end information for the total fleet size.

Activity levels and performance in the Industrial business unit were consistent with last year's first quarter. Revenue remained flat as volumes and prices were consistent with the first quarter of 2007.

Maintenance capital expenditures increased marginally by $0.5 million when compared with the first quarter of 2007. Growth capital of $6.4 million increased by $0.7 million and consisted primarily of progress payments to increase our fleet of centrifuges for both Drill Site and SAGD onsite services as well as productivity improvements to existing Oilfield facilities. As discussed in our MD&A for the year ended December 31, 2007, our plan for growth capital expenditures is to spend approximately 70% in the second half of 2008.

Eastern

Challenging weather throughout eastern Canada restricted activities while high lead prices boosted the profitability of the lead-acid battery recycling operations. Generally the facilities performed well in the first quarter while the Stoney Creek landfill event-based waste receipts were significantly reduced. The average London Metals Exchange (LME) lead price was $1.31U.S/lb

for the first quarter of 2008. In the first quarter, Eastern's contribution to total assets, revenue and combined divisional net margin each increased to 39%, 37% and 24%, respectively, compared with 29%, 24% and 10% respectively, in the same period in 2007.

The following table compares Eastern's first quarter of 2008 results to the first quarter of 2007:

($000s)	Q1 2008	Q1 2007	% Change
Revenue – external	56,162	28,608	96
Revenue – internal	-	-	-
Operating costs	42,934	22,327	92
Amortization and accretion	3,810	3,447	11
Net margin	9,418	2,834	232
Net margin as % of revenue	17	10	70
Maintenance capital	161	198	(19)
Growth capital	6,106	5,193	18

The performance of Eastern in the first quarter was consistent with market and weather conditions. Typically the first quarter is the weakest quarter for Eastern because colder weather restricts the ability to transport aqueous wastes and to perform onsite work. However, the acquisition of the lead-acid battery facility is anticipated to reduce this impact since the recycling of lead-acid batteries and the price of lead aren't generally affected by seasonality. For the quarter, revenue was up 96% and net margin increased 232%. The increases were driven entirely by the strong results of the lead-acid battery facility and acquisitions completed in 2007.

The Québec/Atlantic Canada business unit produced excellent results for the first quarter due to the contributions of the lead-acid battery operations and solid performance from fixed facilities. The lead-acid battery facility generates two types of revenue: direct lead sales and tolling which historically contributed evenly to production. Direct lead sales occur where we purchase the feedstock and take on the price risk of lead and the recycled finished product is sold at current market prices adjusted for quality. Tolling is a processing fee charged to customers for recycling the lead-acid batteries into recycled lead where the customer provides and retains ownership of the battery feedstock and the processing fees are fixed. The total recycled lead produced during the quarter was 10.7 thousand tonnes of which 67% related to direct lead sales and the balance was produced under tolling contracts. The kiln operated at full capacity for 83 days in the quarter. Performance from other facilities in Québec/Atlantic Canada performed in line with management's expectations.

The Ontario business unit's facility network processed increased volumes at higher prices compared to the first quarter of 2007 while event-based waste receipts at the Stoney Creek landfill were down significantly due to severe winter weather. As disclosed in our MD&A for the year ended December 31, 2007, event-based business represents approximately 45% of the landfill's waste receipts and will vary significantly from quarter to quarter. Compared to the first quarter of 2007, waste receipts at the landfill decreased by 34% which was offset by an increase in waste receipts at Ontario facilities network supported by a 3% increase in average prices. In the first quarter of 2008, vehicle utilization also increased to 49% from 42%.

Maintenance capital expenditures for the quarter was minimal at only $0.2 million consistent with the prior year. Growth capital of $6.1 million increased by $0.9 million compared to the same period in 2007 and was mainly invested in productivity improvements at facilities in Ontario and Québec. As discussed in our MD&A for the year ended December 31, 2007, our plan for growth capital expenditures is to spend approximately 70% in the second half of 2008, and our spending in the first quarter

of 2007 continues to support this. Eastern's capital expenditures will include approximately $10.0 million to put the second kiln of the lead-acid battery recycling facility back into operation. Sufficient market demand exists to justify the economics of this project.

OUTLOOK

The outlook for the remainder of the year is very positive. Higher natural gas prices are anticipated to drive increased drilling in the second half of the year while crude oil and lead prices are anticipated to remain strong. This is supported by the revised PSAC forecast of the number of wells to be drilled in 2008, which was increased by approximately 14%. We will continue to exploit opportunities to expand drill site services in the U.S., centrifugation services for SAGD customers and national onsite services to grow our business. We will maintain our focus on improving the productivity of our existing operations. In addition, we have determined there is sufficient market demand to justify the investment to restart the second kiln at our lead-acid battery recycling facility which is anticipated to be operational in the first quarter of 2009.

As disclosed in our MD&A for the year ended December 31, 2007, the Board of Trustees intends to maintain distributions at $0.185 per trust unit during 2008. We have the financial capacity to fund our growth opportunities while remaining a mutual fund trust through 2008.

CORPORATE AND OTHER

($000s)	Q1 2008	Q1 2007	% Change
Selling, general and administrative expenses	14,227	12,519	14
as a % of revenue	9.5	10.6	(10)
Amortization and accretion	11,372	9,833	16
as a % of revenue	7.6	8.3	(9)

The increase in selling, general and administrative ("SG&A") expense is attributable to increased staff to support the growth of the business compared to the first quarter of 2007. SG&A includes a net $0.6 million foreign exchange gain, which will vary from period to period depending on the movement of the Canadian dollar versus the U.S. dollar and the amount of U.S. denominated receivables and payables. If the effect of this foreign exchange gain were removed, then SG&A would have been 9.9% of revenue which is in line with our objective to maintain these expenses at 10%, or less, of revenue for the year.

The increase in amortization was attributable to recent acquisitions and growth capital expenditures. As a percentage of revenue, amortization and accretion have decreased modestly year-over-year. Over the past two years, we have acquired a total of 14 businesses, and with these businesses we acquired some redundant or idle assets. In 2008, management is focusing on consolidating operations and identifying and disposing of these redundant and idle assets. In the first quarter,

redundant assets were sold for total proceeds of $4.5 million and a net gain of approximately $0.9 million. This gain was offset by an impairment write-down of some idle assets of $1.0 million. Both the net gain and the impairment write-down are reflected in amortization and accretion.

($000s)	Q1 2008	Q1 2007	% Change
Bank fees and interest	**3,948**	2,306	71
Convertible debentures interest and accretion of issue costs	**2,318**	-	n/a
Finance charges	**6,266**	2,306	172

The increase in interest expense for the three months ended March 31, 2008 compared to the same period in 2007 was due to an increase in the average senior debt level. In addition, we issued $115.0 million in convertible debentures ("Debentures") in November 2007. At March 31, 2008, senior long-term debt was $238.0 million compared with $146.1 million at March 31, 2007. The increase in the average debt level is due to acquisitions and growth capital expenditures completed in 2007. Since December 31, 2007, senior long-term debt has increased by $31.0 million which was mainly attributable to an increase in working capital and the funding of growth capital.

($000s)	Q1 2008	Q1 2007	% Change
Current tax	236	202	17
Future income tax	(2,998)	497	(703)
Provision for (recovery of) income taxes	(2,762)	699	(495)

Current tax expense for the quarter was consistent with the provision compared to the prior year. The future income tax recovery for 2008 versus a future income tax expense in 2007 is due to an increase in the amount of income sheltered between the Fund and its subsidiaries. Based on projected levels of capital spending and anticipated earnings, Newalta has a Canadian income tax horizon of approximately two years. This tax horizon is dependent on a number of factors including but not limited to the amount of tax loss carryforwards and total undepreciated capital cost ("UCC") and eligible cumulative expense ("ECE") pools accumulated in the corporate structure. As at December 31, 2007, we had approximately $77.0 million in tax loss carryforwards and approximately $309.3 million in UCC and ECE pools. Please refer to CRITICAL ACCOUNTING ESTIMATES – FUTURE INCOME TAXES in the MD&A for the year ended December 31, 2007 relating to the taxation of specified investment flow-through ("SIFT") entities.

As at May 5, 2008, the Fund had 41,708,571 trust units outstanding, outstanding rights to acquire up to 2,942,925 trust units and a number of trust units that may be issuable pursuant to the Debentures (see the MD&A for the year ended December 31, 2007 LIQUIDITY AND CAPITAL RESOURCES – Sources of Cash – Convertibles).

SUMMARY OF QUARTERLY RESULTS

(unaudited)	2008	2007				2006		
($000s except per unit data)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	150,176	137,075	133,358	111,594	117,837	122,498	120,297	96,082
Operating income	16,542	7,784	14,524	3,799	13,665	16,209	24,846	14,363
Net earnings	19,304	23,613	17,893	6,716	12,966	15,356	20,136	22,685
Continuing Operations	19,304	23,613	17,893	6,716	12,966	15,528	20,136	21,213
Discontinued Operations	-	-	-	-	-	(172)	-	1,472
Earnings per unit ($)	0.47	0.57	0.44	0.17	0.33	0.42	0.55	0.62
Continuing Operations	0.47	0.57	0.44	0.17	0.33	0.42	0.55	0.58
Discontinued Operations	-	-	-	-	-	(0.00)	-	0.04
Diluted earnings per unit ($)	0.46	0.54	0.43	0.16	0.33	0.41	0.54	0.61
Continuing Operations	0.46	0.54	0.43	0.16	0.33	0.41	0.54	0.57
Discontinued Operations	-	-	-	-	-	(0.00)	-	0.04
Weighted average units - basic	41,543	41,191	40,579	40,361	39,209	36,860	36,734	36,381
Weighted average units – diluted	41,635	43,779	40,725	40,562	39,445	37,282	37,279	37,000

Quarterly performance is affected by seasonal variation as described below. However, in the past eight quarters this is difficult to quantify due to the aggressive acquisition and internal growth capital program pursued by Newalta during that time. In 2006, revenue does not appear to reflect seasonal trends because we acquired four businesses in the last four months of 2006 which contributed to higher revenue in the fourth quarter compared to our seasonally stronger Q3. Net earnings in Q2 of 2006 were positively impacted by an $8.7 million recovery of future income taxes due to the reduction in future federal and provincial income tax rates. Net earnings for the third quarter were improved over the second quarter once the effect of the future income tax recovery is removed from the second quarter results. The fourth quarter of 2006 saw a decrease in net earnings due to the decrease in the demand for Drill Site services consistent with the 40% drop in overall drilling activity when compared to the same period in 2005. The increase in the weighted average number of trust units in the second quarter was mainly attributable to the 7.0 million trust units issued as a result of the equity financing completed in March 2006.

In 2007, acquisitions completed in eastern Canada in the second half of 2006 helped to partially offset the weak natural gas drilling environment in western Canada. Western endured a weak natural gas drilling environment during the first quarter which continued in the second quarter. This weakness was further compounded by the spring breakup road bans and an extended wet season preventing the transportation of waste from well workovers and therefore reducing processing volumes. This resulted in lower revenue, earnings and operating income. In the third quarter operations returned to seasonal levels but operating income remained lower when compared to the same period in 2006, as a result of the continued weakness in the western Canadian natural gas drilling market. Fourth quarter operating income in 2007 was lower than third quarter 2007 due

to a $2.1 million loss on the disposal of leasehold improvements associated with the early termination of office space leases as well as increased SG&A and interest expense incurred in anticipation of revenue gains. Net earnings improved over Q3 2007 attributable to a future income tax recovery due to a reduction in the estimated future income tax rate. In January 2007, the Fund issued 3.0 million trust units for net proceeds of $74.1 million, which accounts for the majority of the increase in trust units outstanding from Q4 2006 to Q1 2007. The proceeds from this issuance were used to repay indebtedness incurred to fund the acquisitions and growth capital completed in the second half of 2006.

In 2008, revenue, operating income and net earnings gains compared to Q1 2007 are mainly due to a full quarter of contribution from acquisitions, higher crude oil sales for Western and a $3.0 million future income tax recovery.

Seasonality of Operations

Quarterly performance is affected by, among other things, weather conditions, commodity prices, market demand and the timing of capital investments as well as acquisitions and the contributions from those investments. Acquisitions and growth capital investments completed in the first half of the year will tend to strengthen second half financial performance. Each of the Western and Eastern division is affected differently based on the types of services that are provided. The following seasonality descriptions provide the typical quarterly fluctuations in operating results in the absence of growth and acquisition capital.

For Western, the frozen ground during the winter months provides an optimal environment for drilling activities and consequently, the first quarter is typically strong. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. Road bans, which are generally imposed in the spring, restrict waste transportation which reduces demand for the Western division's services and therefore, the second quarter is generally the weakest quarter of the year for Western. The third quarter is typically the strongest quarter for Western due to favourable weather conditions and market cyclicality. For Western, over the past two years, quarterly revenue as a percentage of annual Western revenue was: 25% for the first quarter, 22% for the second quarter, 27% for the third quarter and finally fourth quarter revenue was 26%.

Eastern's services are generally curtailed by colder weather in the first quarter, which is typically its weakest quarter as aqueous wastes and onsite work are restricted by colder temperatures. The third quarter is typically the strongest for Eastern due to the more favourable weather conditions and market cyclicality. The addition of the lead-acid battery recycling facility to the Eastern division is anticipated to reduce the significance of this variability, as the demand for recycled lead is not generally affected by seasonality. Eastern's quarterly revenue as a percentage of annual Eastern revenue has not visibly reflected the trends discussed above due to the effect of acquisitions. Based on historical information acquired by management for acquisitions completed in eastern Canada in 2006 and 2007, we estimate that quarterly revenue as a percentage of annual revenue for eastern would have been : 20-24% in the first quarter, approximately 24% in the second quarter, 24-29% in the third quarter and approximately 27% in the fourth quarter.

Quarterly financial results have been prepared by management in accordance with Canadian GAAP as set out in the notes to the annual audited consolidated financial statements of the Fund for the year ended December 31, 2007.

LIQUIDITY AND CAPITAL RESOURCES

The term liquidity refers to the speed with which a company's assets can be converted into cash as well as cash on hand. Liquidity risk for the Fund may arise from its general day-to-day cash requirements, and in the management of its assets, liabilities and capital resources. Liquidity risk is managed against Newalta's financial leverage to meet its obligations and commitments in a balanced manner.

Our debt capital structure is as follows:

($000s)		March 31, 2008	December 31, 2007
Working capital		100,362	74,529
Use of credit facility:			
Senior long-term debt (before related costs)		238,445	207,417
Letters of credit		40,135	40,095
Funded senior debt	A	278,580	247,512
Unused credit facility capacity		146,420	177,488
Debentures	B	115,000	115,000
Total Debt	= A + B	393,580	362,512

The Fund's net working capital was $100.4 million at March 31, 2008 compared with $74.5 million at December 31, 2007. At current activity levels, working capital of $100.4 million is expected to be sufficient to meet the ongoing commitments and operational requirements of the business. The increase in working capital from December 31, 2007 related to higher working capital requirements to support the lead-acid battery recycling operations, the settlement of related purchase price adjustments and the settlement of capital expenditures accrued for at year end. The credit risks associated with accounts receivable are viewed as normal for the industry. We have not purchased any asset-backed commercial paper investments and have had no direct impact from the collapse of the sub-prime mortgage markets in the United States. A measure we use as an indication of liquidity is the Current Ratio, which is defined as the ratio of total current assets to total current liabilities. The Current Ratio at March 31, 2008 reflected that Newalta had sufficient current assets to cover its current liabilities by 2.09 times (at December 31, 2007 the ratio was 1.65 times). This ratio exceeds Newalta's bank covenant minimum requirement of 1.20:1.

SOURCES OF CASH

The Fund's liquidity needs can be sourced in several ways including: funds from operations, short and long-term borrowings against our credit facility and the issuance of securities from treasury. The components of the capital structure remained largely the same compared to December 31, 2007.

Credit Facility

On October 12, 2007, we arranged an amended $425.0 million extendible revolving credit facility (the "Credit Facility") which matures on October 11, 2009. The Credit Facility is used to fund growth capital expenditures and for general corporate purposes as well as to issue letters of credit to third parties up to a maximum amount of $60.0 million. The aggregate dollar amount of letters of credit that have been issued and are outstanding under the Credit Facility are not categorized in the financial statements as long term debt of Newalta; however, the amount of funds that can be drawn on the Credit Facility by Newalta is reduced by the amount of the outstanding letters of credit. Newalta is required to issue either letters of credit or a bond with various environmental regulatory authorities to ensure that the eventual asset retirement obligations for facilities are fulfilled. These letters of credit or bonds will not be utilized unless Newalta defaults on its obligation to restore the lands to a condition acceptable by these authorities. At March 31, 2008, letters of credit and bonds issued as financial security to third parties totalled $52.2 million. Of this amount, $40.1 million is committed on the Credit Facility which provides for $60.0 million in letters of credit. Bonds, if less than $25 million in total, are not required to be offset against the borrowing amount available under the Credit Facility.

At March 31, 2008, Newalta had funded senior debt of $278.6 million, compared to $247.5 million at December 31, 2007, an increase of $31.1 million. The increase was primarily due to growth capital funding requirements and an increase in working capital requirements.

Newalta is restricted from declaring distributions and distributing cash if the Corporation is in breach of the covenants under its credit facility. Financial performance relative to the financial ratio covenants under the current Credit Facility is reflected in the table below:

	March 31, 2008	Threshold
Current Ratio[1]	2.09:1	1.20:1 minimum
Funded Debt to EBITDA[2]	2.17:1	3.00:1 maximum[3]
Fixed Charge Coverage Ratio[4]	1.12:1	1.00:1 minimum

1 *Current Ratio means, the ratio of consolidated current assets to consolidated net current liabilities (excluding the current portion of long-term debt and capital leases outstanding, if any).*

2 *Funded Debt to EBITDA means the ratio of consolidated Funded Debt to the aggregate EBITDA for the trailing twelve-months. Funded Debt is defined as long-term debt and capital leases including any current portion thereof but excluding future income taxes and future site restoration costs. EBITDA is defined as the trailing twelve-months of EBITDA for the Fund which is normalized for any acquisitions completed during that time frame and excluding any dispositions incurred as if they had occurred at the beginning of the trailing twelve-months.*

3 *In the third quarter of 2008, the threshold amount will decrease to 2.75:1.00 and in the first quarter of 2009 this threshold will decrease to 2.50:1.00.*

4 *Fixed Charge Coverage Ratio means, based on the trailing 12-month EBITDA less unfinanced capital expenditures and cash taxes to the sum of the aggregate of principal payments (including amounts under capital leases, if any), interest (excluding accretion for the convertible debentures), dividends and cash distributions paid by the Fund for such period, other than cash payments in respect of the DRIP program of the Fund. Unlike the Funded Debt to EBITDA ratio, the Fixed Charge Coverage ratio trailing twelve month EBITDA is not normalized for acquisitions.*

Debentures

Debentures were issued in November 2007 which mature on November 30, 2012 and bear an interest rate of 7% that is payable semi-annually in arrears on May 31 and November 30 beginning May 31, 2008. Each $1,000 debenture is convertible into 43.4783 trust units (or a conversion price of $23.00 per trust unit (the "Conversion Price") at any time at the option of the holders of the Debentures. The Debentures are not included in the definition of funded debt for the purposes of calculating related financial covenants pursuant to the Credit Facility.

Upon maturity or redemption of the Debentures, the Fund may pay the outstanding principal of the Debentures in cash or may elect to satisfy its obligations to repay all or a portion of the principal amount of the Debentures which have matured or been redeemed by issuing and delivering that number of trust units obtained by dividing the aggregate amount of principal of the Debentures which have matured or been redeemed by 95% of the weighted average trading price of the trust units on the Toronto Stock Exchange for the 20 consecutive trading days ending five trading days preceding the date fixed for redemption or the maturity date, as the case may be. The Fund may also elect, subject to regulatory approval, from time to time, to satisfy its obligation to pay all or any part of the interest on the Debentures (the "Interest Obligation"), on the date it is payable under the Debenture Indenture, by delivering a sufficient number of trust units to the debenture trustee to satisfy all or any part, as the case may be, of the Interest Obligation.

There have been no redemptions of the Debentures during the three month period ended March 31, 2008.

USES OF CASH

Our primary uses of funds are operational and administrative expenses, distributions, maintenance and growth capital spending, and acquisitions.

Capital Expenditures

Total capital expenditures for the current year and comparative periods are summarized as follows:

($000s)	Q1 2008	Q1 2007
Growth capital	16,724	14,130
Acquisitions	-	-
Total growth capital and acquisitions	16,724	14,130
Maintenance capital expenditures	1,249	731
Total capital expenditures[1]	17,973	14,861

1 The numbers in this table differ from the interim consolidated statement of cash flows because the numbers above do not reflect the net change in working capital related to capital expenditures.

Growth capital expenditures in 2008 were funded by funds from operations in excess of distributions, proceeds from the disposition of redundant assets and finally by drawing on our Credit Facility. Growth capital expenditures consisted primarily of productivity improvements at several facilities, progress payments on additional centrifuges to support both the growing demand in the U.S. for drill site services and onsite SAGD services and corporate office leasehold improvements.

For 2008, we have planned a total of $135.0 million in capital spending. Of this amount, $90.0 million will be directed towards operations growth projects and $20.0 million is planned for corporate investments in innovation projects, information technology and office space (before tenant improvement recoveries). Approximately 70% of the growth capital investments are planned for the second half of 2008. These projects will be funded out of excess funds from operations, if any, and bank borrowings. The operations growth projects are planned as follows:

Division	Approximate % of growth capital[1]	Use of funds
Western Eastern	10% 25%	Average project is $0.5 million and targets high return/low risk projects which improve productivity or expand capacity in our existing operations.
Western	15%	Investment in infrastructure and productivity improvements in the facility network.
Eastern	20%	Continued expansion and upgrading of facilities to meet the waste handling requirements of LDR in Ontario and expanding the recently acquired lead-acid battery recycling facility.
Western	30%	Investments in mobile equipment to support onsite services for SAGD customers and U.S. markets.

1 Newalta continuously assesses the allocation of growth capital expenditures and, as such, the dollar amounts allocated to each operating division may be reallocated between the divisions and specific projects.

Maintenance capital expenditures are capital expenditures to replace and maintain depreciable assets at current service levels. Management continues to estimate that the total maintenance capital expenditures for the year will be approximately $25.0 million. Maintenance capital expenditures for fixed facilities tend to be relatively consistent year-over-year, whereas maintenance capital expenditures for equipment that is rented out to customers fluctuate based on usage. Maintenance capital expenditures are budgeted annually and revised throughout the year to reflect the impact of actual utilization rates. These expenditures are funded out of funds from operations.

Distributions

On a per unit basis Newalta declared monthly distributions of $0.185 to unitholders from January through March 2008 or $2.22 annually, consistent with the same period in 2007. The Board of Trustees intends to maintain distributions at $0.185 per trust unit during 2008. We have the financial capacity to fund our growth opportunities while remaining a mutual fund trust through 2008. Newalta has maintained the monthly distribution of $0.185 per unit in anticipation that investments made in 2007 will continue to contribute to stronger results in 2008 consistent with the first quarter trend.

The following table is recommended by the Canadian Securities Administrators as additional information to users of income fund and mutual fund trust financial statements. It provides another perspective on the sourcing of cash to fund distributions:

($000s)	Q1 2008	Q1 2007	Fiscal 2007	Fiscal 2006	Fiscal 2005
Cash flow generated from operating activities	8,745	(5,271)	54,058	111,963	71,732
Distributions declared	(23,077)	(22,249)	(90,117)	(75,923)	(49,602)
Cash excess (shortfall)	(14,332)	(27,520)	(36,059)	36,040	22,130
Net earnings	19,304	12,966	61,189	75,565	46,978
Distributions declared	(23,077)	(22,249)	(90,117)	(75,923)	(49,602)
Net earnings (shortfall) excess	(3,773)	(9,283)	(28,928)	(358)	(2,624)

First quarter cash flow generated from operating activities and net earnings were less than distributions declared. Declared distributions and cash distributed levels are monitored and assessed through internal forecasts which incorporate the most recent operating and financial results, maintenance and growth capital requirements as well as market activity and conditions. Based on this analysis, management does not believe that the shortfalls in the table above have resulted in an economic return of capital.

Distributions declared in excess of cash flow generated from operating activities in the short term have been funded by drawing on the Credit Facility. The cash shortfall above was driven mainly by the increase in working capital requirements of $17.5 million in the first quarter of 2008. In addition, the calculation above does not include proceeds from the Fund's Distribution Reinvestment Plan ("DRIP") which produced $3.9 million in distributions that were reinvested by unitholders year to date and cash proceeds received through the sale of redundant assets of $4.5 million. The net earnings shortfall is mainly attributable to amortization and accretion expense, a non-cash expense, of $11.4 million. The majority of the assets related to this expense are funded by drawing on our Credit Facility in the absence of excess cash from operations. Therefore, management expects that there will continue to be a net earnings shortfall which will decrease as cash flow generated from operating activities increases.

Contractual Obligations

For the three month period ended March 31, 2008, there have been no significant changes in Newalta's contractual obligations. For a summary of Newalta's contractual obligations, please refer to page 26 of the MD&A for the year ended December 31, 2007.

OFF-BALANCE SHEET ARRANGEMENTS

Newalta currently has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

Bennett Jones LLP provides legal services to Newalta. Mr. Vance Milligan, a Trustee of the Fund, is counsel to Bennett Jones LLP. The total cost of these legal services during the three months ended March 31, 2008 was $0.1 million ($0.2 million for the same period in 2007).

Newalta provides oilfield services to Paramount Resources Ltd., an oil and gas company. Mr. Clayton Riddell, a Trustee and Chairman of the Board of the Fund, is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total revenue for services provided by Newalta to this entity for the quarter ended March 31, 2008 was $0.4 million ($0.8 million for the same period in 2007).

These transactions were in the normal course of operations on similar terms and conditions to those entered into with unrelated parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

SENSITIVITIES

Our revenue is sensitive to changes in commodity prices for crude oil, natural gas, base oils, and lead. Cash from operating activities is also sensitive to changes in interest rates as well as the exchange rate between the Canadian and U.S. dollars. These factors have both a direct and indirect impact on our business. The direct impact of the commodity prices is reflected in the revenue received from the sale of products such as crude oil, base oils and lead. The indirect impact is the effect that the variation of these factors has on activity levels of our customers and therefore the demand for services. The indirect impact of fluctuations in the commodity prices and other factors previously discussed are not quantifiable.

With the acquisition of the lead-acid battery recycling facility in the fourth quarter of 2007, our revenue is now exposed to the variability of lead prices established by the London Metal Exchange. The contribution of total lead produced between direct lead sales and tolling services has been about equal on a trailing twelve month basis. The variability of lead prices is partially offset because our feedstock to produce recycled lead for direct lead sales is obtained through the procurement of waste batteries, the cost of which also fluctuates with the price of lead but historically the adjustment to feedstock has lagged the change in the price of lead by up to six months. Therefore the impact of an increase in lead prices will not have the same dollar for dollar impact of a decrease in lead prices. Tolling revenue is not subject to the same variation in lead prices because the fees are generally fixed.

As of the time of writing this MD&A we do not see any significant variation to the sensitivities provided in the MD&A for the year ended December 31, 2007.

BUSINESS RISKS

The business of Newalta is subject to certain risks and uncertainties. Prior to making any investment decision regarding Newalta investors should carefully consider, among other things, the risks described herein (including the risks and uncertainties listed in the first paragraph of this Management's Discussion and Analysis) and the risk factors set forth in the most recently filed Annual Information Form of the Fund which are incorporated by reference herein.

The Annual Information Form is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Copies of the Annual Information Form may be obtained, on request without charge, from Newalta Corporation at 211 – 11th Avenue S.W., Calgary, Alberta T2R 0C6, or at www.newalta.com, or by facsimile at (403) 806-7032.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the financial statements in accordance with Canadian GAAP requires management to make estimates with regard to the reported amounts of revenue and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and other factors determined by management. Because this involves varying degrees of judgment and uncertainty, the amounts currently reported in the financial statements could, in the future, prove to be inaccurate.

Asset Retirement Obligations

Asset retirement obligations are estimated by management based on the anticipated costs to abandon and reclaim all Newalta facilities, landfills and the projected timing of the costs to be incurred in future periods. Management, in consultation with Newalta's engineers, estimates these costs based on current regulations, costs, technology and industry standards. The fair value estimate is capitalized as part of the cost of the related asset and amortized to expense over the asset's useful life. There have been no significant changes in the estimates used to prepare the asset retirement obligation in the first three months of 2008 compared to those provided in the Fund's annual consolidated financial statements for the year ended December 31, 2007.

Goodwill

Management performs a test for goodwill impairment annually and whenever events or circumstances make it more likely than not that an impairment may have occurred. Determining whether an impairment has occurred requires a valuation of the respective reporting unit, which is estimated using a discounted cash flow method. In applying this methodology, management relies on a number of factors, including actual operating results, future business plans, economic projections and market data. Management tests the valuation of goodwill at each September 30 period end and did not see any impairment in the goodwill balance recorded nor were there any factors that changed since that period which would lead management to believe that any impairment has occurred.

Stock-based compensation

Newalta has three stock-based compensation plans: a Trust Unit Rights Incentive Plan adopted in 2003 (the "2003 Plan"); a Trust Unit Rights Incentive Plan adopted in 2006 (the "2006 Plan") and a Trust Unit Appreciation Rights Incentive arrangement granted in 2008. The 2003 Plan and 2006 Plan differ in the manner in which they may be settled by the grantee. The rights granted under the 2003 Plan may only be settled in Trust Units, while the rights granted under the 2006 Plan may by settled net in cash by the grantee. Rights under the 2008 plan may only be settled in cash. As such, rights granted under the 2003 Plan are accounted for in accordance with the fair value recognition provisions of GAAP. Accordingly, stock-based compensation expense is measured at the grant date based on the fair value of the award and is recognized as an expense over the vesting period. Determining the fair value of stock-based awards at the grant date requires judgment, including estimating the expected term of the rights (including the number of stock-based awards that are expected to be forfeited), the expected volatility of the Fund's units and the expected distributions.

The rights granted under the 2006 and 2008 Plans are accounted for as stock appreciation rights since they may be subject to a net cash settlement provision. Accordingly, they are re-measured at each balance sheet date to reflect the net cash liability at that date.

Future Income Taxes

Future income taxes are estimated based upon temporary differences between the book value and the tax value of assets and liabilities using the applicable future income tax rates under current law. The change in these temporary differences results in a future income tax expense or recovery. The most significant risk in this estimate is the future income tax rates used for each entity. On June 22, 2007, new tax legislation modifying the taxation of certain flow-through entities including mutual fund trusts such as Newalta and its unitholders was enacted (the "New Tax Legislation"). The New Tax legislation will apply a tax at the trust level on distributions of certain income from the Fund at a rate of tax of 31.5%. Such distributions will be treated as dividends to the unitholders. There was no impact on the Fund at March 31, 2008 as a result of the enactment of the New Tax Legislation.

It is expected that the new distribution tax (subject to any undue expansion) will apply to the Fund commencing in 2011. For further discussion on the impact of the New Tax Legislation please refer to pages 30 and 31 of the Fund's MD&A for the year ended December 31, 2007.

Amortization and Accretion

Amortization of the Fund's capital assets and intangible assets incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operation of the Fund's plant and equipment. Accretion expense is the increase in the asset retirement obligation over time. The asset retirement obligation is based on estimates that may change as more experience is obtained or as general market conditions change impacting the future cost of abandoning the Fund's facilities. Estimates for the first three months of 2008 are consistent with those disclosed in the Management's Discussion and Analysis for the year ended December 31, 2007.

ADOPTION OF NEW ACCOUNTING STANDARDS IN 2008

Effective January 1, 2008, Newalta adopted the requirements of the Canadian Institute of Chartered Accountants ("CICA") new handbook sections 3862 Financial Instruments – Disclosures and 3863 Financial Instruments – Presentation. The incremental disclosure requirements for Newalta are addressed in Note 12 to the interim consolidated financial statements for March 31, 2008.

The CICA issued an additional new accounting standard, section 1535 Capital Disclosures which requires both qualitative and quantitative disclosures to provide users of financial statements with information to evaluate the entity's objectives, policies and processes for managing capital. Effective January 1, 2008, Newalta adopted this new accounting standard and the related disclosure is found in Note 4 to the interim consolidated financial statements for March 31, 2008.

Effective January 1, 2008, the Fund adopted CICA handbook section 3031 Inventories, which replaces section 3030. There was no effect on the Fund's inventory balances. However, going forward the new handbook section provides for the ability to reverse impairment losses previously recognized if the underlying assumption for that impairment has changed.

New accounting standards for future adoption

In February 2008, CICA issued section 3064, Goodwill and intangible assets, replacing section 3062, Goodwill and other intangible assets and section 3450, Research and development costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Fund will adopt the new standards for its fiscal year beginning January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous section 3062. Management is currently evaluating the impact of the adoption of this new section on its consolidated financial statements and does not expect that the adoption of this new section will have a material impact on its financial statements.

On March 11, 2008, the Accounting Standards Board of Canada ("AcSB") confirmed that effective January 1, 2011, International Financial Reporting Standards ("IFRS") will become Canadian GAAP for publicly accountable enterprises such as Newalta. An exposure draft with the IFRS was issued in April 2008 with comments required by July 31, 2008. At this stage management is completing initial scoping of this project to determine the significant areas which will affect Newalta's financial statements and related disclosure.

FINANCIAL AND OTHER INSTRUMENTS

The carrying values of accounts receivable and accounts payable approximate the fair value of these financial instruments due to their short term maturities. Newalta's credit risk from Canadian customers is minimized by its broad customer base and diverse product lines. In the normal course of operations, Newalta is exposed to movements in the U.S. dollar exchange rates, relative to the Canadian dollar. Newalta sells and purchases some product in U.S. dollars. Newalta does not currently utilize hedging instruments, but rather chooses to be exposed to current U.S. exchange rates as increases or decreases in exchange rates are not considered to be significant over the period of the outstanding receivables and payables. The floating interest rate profile of Newalta's long-term debt exposes Newalta to interest rate risk. Newalta does not use hedging instruments to mitigate this risk. The carrying value of the long-term debt approximates fair value due to its floating interest rates.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

During the three months ended March 31, 2008, the Fund did not make any changes to its internal controls over financial reporting that would have materially affected, or would likely materially affect, the effectiveness of such controls.

ADDITIONAL INFORMATION

Additional information relating to the Fund, including the Annual Information Form, is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Copies of the Annual Information Form of the Fund may be obtained from Newalta Corporation at 211-11th Avenue S.W., Calgary, Alberta T2R 0C6, or at www.newalta.com, or by facsimile at (403) 806-7032.

Consolidated Balance Sheets

($000s) (unaudited)	March 31, 2008	December 31, 2007
Assets		
Current assets		
Accounts receivable	157,228	159,749
Inventories	29,860	24,122
Prepaid expenses and other	5,012	6,129
	192,100	190,000
Note receivable	1,410	1,424
Capital assets	664,923	661,605
Intangible assets	66,076	66,855
Goodwill	103,597	103,597
	1,028,106	1,023,481
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	84,031	107,809
Distributions payable	7,707	7,662
	91,738	115,471
Long-term debt (Note 2)	237,976	206,940
Convertible debentures – debt portion	108,576	108,336
Future income taxes	46,842	49,840
Asset retirement obligations (Note 8)	20,835	20,985
	505,967	501,572
Unitholders' Equity		
Unitholders' capital (Note 3)	499,992	496,027
Convertible debentures – equity portion	1,850	1,850
Contributed surplus	1,130	1,092
Retained earnings	19,167	22,940
	522,139	521,909
	1,028,106	1,023,481

Consolidated Statements of Operations, Comprehensive Income and Retained Earnings

	For the Three Months Ended March 31,	
($000s except per unit data) (uznaudited)	2008	2007
Revenue	150,176	117,837
Expenses		
Operating	101,769	79,514
Selling, general and administrative	14,227	12,519
Finance charges	6,266	2,306
Amortization and accretion	11,372	9,833
	133,634	104,172
Earnings before taxes	16,542	13,665
Provision for (recovery of) income taxes		
Current	236	202
Future	(2,998)	497
	(2,762)	699
Net earnings and comprehensive income	19,304	12,966
Retained earnings, beginning of period	22,940	51,868
Distributions (Note 7)	(23,077)	(22,249)
Retained earnings, end of period	19,167	42,585
Net earnings per unit (Note 6)	0.47	0.33
Diluted earnings per unit (Note 6)	0.46	0.33

Consolidated Statements of Cash Flows

($000s) (unaudited)	For the Three Months Ended March 31, 2008	2007
Net inflow (outflow) of cash related to the following activities:		
Operating Activities		
Net earnings	19,304	12,966
Items not requiring cash:		
Amortization and accretion	11,372	9,833
Future income taxes (recovery)	(2,998)	497
Other	(511)	(797)
	27,167	22,499
Increase in non-cash working capital	(17,810)	(27,572)
Asset retirement expenditures incurred	(612)	(198)
	8,745	(5,271)
Investing Activities		
Additions to capital assets	(25,157)	(32,369)
Net proceeds on sale of capital assets	4,460	61
	(20,697)	(32,308)
Financing Activities		
Issuance of units	62	76,376
Issuance of Convertible Debentures	(66)	-
Increase (decrease) in debt	31,036	(20,122)
Decrease in note receivable	56	49
Distributions to unitholders (Note 7)	(19,136)	(18,724)
	11,952	37,579
Net cash inflow	-	-
Cash – beginning of period	-	-
Cash - end of period	-	-
Supplementary information:		
Interest paid	3,782	2,216
Income taxes paid	196	290

Notes to the Interim Consolidated Financial Statements

FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007

(all tabular data in $000s except per unit and ratio data) (unaudited)

Newalta Income Fund (the "Fund") is a Canadian mutual fund trust engaged, through its wholly-owned operating subsidiaries Newalta Corporation (the "Corporation") and Newalta Industrial Services Inc. ("NISI" and together with the Fund and the Corporation, "Newalta"), in adapting technologies to maximize the value inherent in industrial waste through the recovery of saleable products and recycling. Newalta also provides environmentally sound disposal of solid, non-hazardous industrial waste. With an integrated network of facilities, Newalta provides waste management solutions to a broad customer base of national and international corporations in a range of industries, including automotive, forestry, lead, manufacturing, mining, oil and gas, petrochemical, pulp and paper, refining, steel and transportation services.

NOTE 1. BASIS OF PRESENTATION

The interim consolidated financial statements include the accounts of Newalta. The interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). Certain information and disclosures normally required to be included in the notes to the audited annual financial statements have

been omitted or condensed. These interim financial statements and the notes thereto should be read in conjunction with the consolidated financial statements of the Fund for the year ended December 31, 2007 as contained in the Annual Report for fiscal 2007.

The accounting principles applied are consistent with those as set out in the Fund's annual financial statements for the year ended December 31, 2007 except as noted in the following paragraphs.

a) Financial Instruments

Effective January 1, 2008, Newalta adopted the requirements of the Canadian Institute of Chartered Accountants ("CICA") new handbook sections 3862 Financial Instruments – Disclosures and 3863 Financial Instruments – Presentation. The incremental disclosure requirements for Newalta are addressed in Note 12 to these interim consolidated financial statements.

b) Capital Disclosures

The CICA issued an additional new accounting standard, section 1535 Capital Disclosures which requires both qualitative and quantitative disclosures to provide users of financial statements with information to evaluate the entity's objectives, policies and processes for managing capital. Effective January 1, 2008, Newalta adopted this new accounting standard and the related disclosure is found in Note 4 to these interim consolidated financial statements.

c) *Inventories*

Effective January 1, 2008, the Fund adopted CICA handbook section 3031 Inventories, which replaces section 3030. There was no effect on the Fund's inventory balances. However, going forward the new handbook section provides for the ability to reverse impairment losses previously recognized if the underlying assumptions for that impairment have changed.

Use of estimates and assumptions

Accounting measurements at interim dates inherently involve reliance on estimates and the results of operations for the interim periods shown in these financial statements are not necessarily indicative of results to be expected for the fiscal year. In the opinion of management, the accompanying unaudited interim consolidated financial statements include all adjustments necessary to present fairly the consolidated results of the Fund's operations and cash flows for the periods ended March 31, 2008 and 2007.

NOTE 2. SENIOR LONG-TERM DEBT

	March 31, 2008	December 31, 2007
Amount drawn on credit facility	238,445	207,417
Issue costs	(469)	(477)
Senior long-term debt	237,976	206,940

The facility's maturity date is October 11, 2009. An extension of the credit facility may be granted at the option of the lenders. If an extension is not granted, the entire amount of the outstanding indebtedness would be due in full at the maturity date. The facility also requires Newalta to be in compliance with certain covenants. At March 31, 2008, Newalta was in compliance with all covenants.

NOTE 3. UNITHOLDERS' CAPITAL

Authorized capital of the Fund consists of a single class of an unlimited number of trust units. The following table is a summary of the changes in Unitholders' capital during the period:

(000s)	Units (#)	Amount ($)
Units outstanding as at December 31, 2006	36,942	394,601
Units issued	3,000	73,936
Units issued as consideration for Nova Pb assets	511	10,000
Contributed surplus on rights exercised	-	335
Rights exercised	289	3,222
Units issued under the DRIP	675	13,933
Units outstanding as at December 31, 2007	41,417	496,027
Contributed surplus on rights exercised	-	7
Rights exercised	6	62
Units issued under the DRIP	237	3,896
Units outstanding as at March 31, 2008	41,660	499,992

NOTE 4. CAPITAL DISCLOSURES

The Fund's capital structure currently consists of:

- Senior long term debt pursuant to the credit facility agreement
- Letters of Credit or bonds issued as financial security to third parties
- Convertible debentures, debt portion; and
- Unitholders' equity.

The objectives in managing the capital structure are to:

- Utilize an appropriate amount of leverage to maximize return on unitholders' equity, and
- To provide for borrowing capacity and financial flexibility to finance Newalta's growth strategy.

Management and the Board of Trustees review and assess the Fund's capital structure and distribution policy at a minimum at each board meeting which are held at least four times annually. The financial strategy may be adjusted based on the current outlook of the underlying business, the capital requirements to fund growth initiatives and the state of the debt and equity capital markets. In order to maintain or adjust the capital structure, the Fund may:

- Issue new trust units
- Issue new debt securities
- Replace outstanding letters of credit with bonds or other types of financial security
- Amend, revise, renew or extend the terms of its then existing long-term debt facilities
- Enter into new agreements establishing new credit facilities, and/or
- Adjust the amount of distributions paid to unitholders.

Management monitors the capital structure based on measures required pursuant to the Corporation's credit facility agreement which restricts Newalta from declaring distributions and distributing cash if the Corporation is in breach of a covenant under its credit facility. These measures include:

Ratio	March 31, 2008	December 31, 2007	Threshold
Current	2.09:1	1.65:1	1.20:1 minimum
Funded Debt[1] to EBITDA[2]	2.17:1	1.89:1	3.00:1 maximum[3]
Fixed Charge Coverage[4]	1.12:1	1.07:1	1.00:1 minimum

1 Funded debt is a non-GAAP measure, the closest measure of which is long term debt. Funded debt is calculated by adding the senior long term debt to the amount of letters of credit outstanding at the reporting date.

2 EBITDA or earnings before interest, taxes, depreciation and amortization is a non-GAAP measure. The nearest GAAP measure is net earnings. For the purposes of the credit facility EBITDA is defined as the trailing twelve-months of EBITDA for the Fund which is normalized for any acquisitions completed during that time frame and excluding any dispositions incurred as if they had occurred at the beginning of the trailing twelve-months.

3 In the third quarter of 2008, the threshold amount will decrease to 2.75:1.00 and in the first quarter of 2009 this threshold will decrease to 2.50:1.00.

4 *Fixed charge coverage ratio means, based on the trailing twelve-month EBITDA less unfinanced capital expenditures and cash taxes to the sum of the aggregate of principal payments (including amounts under capital leases, if any), interest, dividends and cash distribution paid by the Fund for such period, other than cash payments in respect of the DRIP program of the Fund. Unlike the funded debt to EBITDA ratio, the calculation of EBITDA pursuant to the fixed charge coverage ratio is not normalized for acquisitions or dispositions.*

On June 22, 2007, new tax legislation modifying the taxation of specified investment flow-through entities including mutual fund trusts such as the Fund and its unitholders was enacted (the "New Tax Legislation"). The New Tax legislation will apply a tax at the trust level on distributions of certain income from the Fund. The New Tax Legislation permits "normal growth" for the Fund through the transitional period which ends December 31, 2010. However, "undue expansion" could cause the transitional relief to be revisited, and the New Tax Legislation to be effective at a date earlier than January 1, 2011. On December 15, 2006, the Department of Finance released guidelines on normal growth for income trusts and other flow-through entities (the "Guidelines"). Under the Guidelines, the Fund will be able to increase its equity capital each year during the transitional period by an amount equal to a safe harbour amount. The safe harbour amount is measured by reference to Newalta's market capitalization as of the end of trading on October 31, 2006. Newalta's market capitalization at the close of trading on October 31, 2006 was $1.218 billion. The safe harbour for years up to 2011 will be as follows:

Time Period	Newalta's Annual Safe Harbour Limit ($)	Remaining Safe Harbour Limit Available ($)
November 1, 2006 to Dec 31, 2008	730,800	504,962[1]
2009	243,600	243,600
2010	243,600	243,600
Total	1,218,000	992,162

1 *The amount reflects the net effect of gross proceeds issed from the issuance of trust units issued from treasuary as a result of an equity financing in January 2007 and to finance a portion of the purchase price of the Nova Pb asset acquisition in October 2007, gross proceeds from the issue of Debentures, proceeds from the exercise of rights granted pursuant to the Trust Unit Rights Incentive Plans and the reinvestment by unitholders of distributions pursuant to the DRIP. Canada's Department of Finance ("Finance") has not provided guidance on how units issued as a result of the exercise of TURIPs are to be handled for the purpose of determining the safe harbour limit. Therefore, the amount calculated above may be subject to adjustment upon further clarification from Finance.*

In addition, the Fund also has commitments to issue up to 2,966,050 trust units from treasury in connection with the 2003 and 2006 Trust Unit Rights Incentive Plans (the "2003 Plan" and the "2006 Plan") as at March 31, 2008.

NOTE 5. LONG-TERM INCENTIVE PLANS

a) The 2006 Trust Unit Rights Incentive Plan

On March 14, 2008 a total of 630,000 rights were granted to certain directors, officers and employees of the Corporation. The rights were granted at the market price of $16.65 per unit. A further 147,500 rights were granted at an exercise price of $25.19 per unit. Each tranche of the rights vest over a four year period (with a five year life), and the holder of the right has the option to exercise the right for either a unit of the Fund or an amount of cash equal to the difference between the exercise price and the market price at the time of exercise. The rights granted under the 2006 Plan have therefore been accounted for as stock appreciation rights and the total compensation expense for these rights was nil for the three months ended March 31, 2008 (nil in 2007).

b) Trust Unit Appreciation Rights

On March 14, 2008, 125,000 trust unit appreciation rights were granted to an officer of the Corporation at the market price of $16.65. These rights vest in three equal tranches over 33 months. In addition, 372,500 trust unit appreciation rights were granted to certain employees of the Corporation at the market price of $16.65. Each tranche of these rights vests over a four year period with a five year life. The holder of the right has the option to exercise the right for an amount of cash equal to the difference between the exercise price and the market price at the time of exercise. The rights granted have been accounted for as stock appreciation rights. Total compensation for these rights was nil for the three months ended March 31, 2008 (nil in 2007).

NOTE 6. EARNINGS PER UNIT

Basic per unit calculations for the three months ended March 31, 2008 and 2007 were based on the weighted average number of units outstanding for the periods. Diluted earnings per unit include the potential dilution of the outstanding rights to acquire trust units and Debentures.

The calculation of dilutive earnings per unit does not include anti-dilutive rights. These rights would not be exercised during the period because their exercise price is higher than the average market price for the period. The inclusion of these rights would cause the diluted earnings per unit to be overstated. The number of excluded rights for the three months ended March 31, 2008 was 2,110,000 (731,000 for the three months ended March 31, 2007).

The dilutive earnings per unit calculation does not include the impact of anti-dilutive Debentures. The number of trust units issuable on conversion of the Debentures excluded for the three months ended March 31, 2008 was 5.0 million (nil for the three months ended March 31, 2007).

(000s)	Three Months Ended March 31, 2008	2007
Weighted average number of units	41,543	39,209
Net additional units if rights exercised	92	236
Net additional units if debentures converted	-	-
Diluted weighted average number of units	41,635	39,445

NOTE 7. UNITHOLDER DISTRIBUTIONS DECLARED AND PAID

The Fund makes monthly distributions to its holders of trust units. Determination of the amount of cash distributions for any period is at the sole discretion of the Board of Trustees of the Fund and is based on certain criteria including financial performance as well as the projected liquidity and capital resource position of the Fund. Distributions are declared to holders of trust units of record on the last business day of each month, and paid on the 15th day of the month following (or if such day is not a business day, the next following business day).

	Three Months Ended March 31, 2008	2007
Unitholder distributions declared	23,077	22,249
per unit - $	0.555	0.555
Unitholder distributions – paid in cash	19,136	18,724
Unitholder distributions – value paid in units	3,896	2,911
paid in cash – per unit $	0.461	0.481
issued units – per unit $	0.094	0.074

NOTE 8. RECONCILIATION OF ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligations were estimated by management based on the anticipated costs to abandon and reclaim facilities and wells, and the projected timing of these expenditures. The reconciliation of estimated and actual expenditures for the period is provided below:

	Three Months Ended March 31,	
	2008	2007
Asset retirement obligations, beginning of period	20,985	18,484
Expenditures incurred to fulfill obligations	(612)	(198)
Accretion	462	408
Asset retirement obligations, end of period	20,835	18,694

NOTE 9. ASSET IMPAIRMENT

Management performs impairment testing on its property, plant and equipment at least annually and whenever events or changes in circumstances indicate that the carrying value of an asset, or group of assets, may not be recoverable. During the first three months of 2008, Management identified a group of transport vehicles for which carrying value exceeded fair value. Fair value for these assets was determined based on Management's review of equipment utilization and prices for similar assets. The total impairment of $1.0 million ($0.8 million in the Western segment and $0.2 in the Eastern segment) is included with amortization and accretion in the consolidated statements of operations, comprehensive income and retained earnings.

NOTE 10. TRANSACTIONS WITH RELATED PARTIES

Bennett Jones LLP provides legal services to the Fund. Mr. Vance Milligan, a Trustee of the Fund, is counsel to Bennett Jones LLP. The total cost of these legal services during the three month period ended March 31, 2008 was $0.1 million ($0.2 million for the same period in 2007).

Newalta provides oilfield services to Paramount Resources Ltd., an oil and gas company. Mr. Clayton Riddell, a Trustee and Chairman of the Board of the Fund, is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total revenue for services provided by Newalta to this entity during the three months ended March 31, 2008 were $0.4 million ($0.8 million for the same period in 2007).

These transactions were incurred during the normal course of operations on similar terms and conditions to those entered into with unrelated parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

NOTE 11. COMMITMENTS

Letters of Credit and Surety Bonds

At March 31, 2008 Newalta had issued Letters of Credit and Bonds with respect to compliance with environmental licenses and contracts with third parties in the amounts of $40.1 million and $12.0 million respectively.

NOTE 12. FINANCIAL INSTRUMENTS

Fair Values

Newalta's financial instruments include accounts receivable, note receivable, accounts payable and accrued liabilities, distributions payable, senior long-term debt and convertible debentures. The fair values of the Fund's financial instruments that are included in the consolidated balance sheet, with the exception of the convertible debentures, approximate their recorded amount due to the short term nature of those instruments for accounts receivable, accounts payable and accrued liabilities and for senior long-term debt and the note receivable due to the floating nature of the interest rate. The carrying values of Newalta's financial instruments at March 31, 2008 are as follows:

	Held for trading	Loans and Receivables	Available for sale	Other Liabilities	Total Carrying Value
Accounts receivable	-	157,228	-	-	157,228
Note receivable	-	1,410	-	-	1,410
Accounts payable and accrued liabilities	-	-	-	84,031	84,031
Distributions payable	-		-	7,707	7,707
Senior long-term debt[1]	-	-	-	237,976	237,976

1 *Net of related costs.*

The fair value of the convertible debentures is based on the closing trading price on the TSX as follows:

	March 31, 2008	
	Carrying value[1]	Quoted fair value
7% Convertible debentures due November 30, 2012	110,426	115,000

1 *Includes both the debt and equity portions.*

Financial Instrument Risk Management

Credit risk

The Fund is subject to risk from its trade accounts receivables balances. The customer base is large and diverse and no single customer balance exceeds 8% of total accounts receivable. The Fund views the credit risks on these amounts as normal for the industry. Credit risk is minimized by the Fund's broad customer base and diverse product lines and is mitigated by the ongoing assessment of the credit worthiness of its customers as well as monitoring the amount and age of balances outstanding.

Based on the nature of its operations, established collection history, and industry norms, receivables are not considered past due until 90 days after invoice date although standard payment terms require payment within 30 to 120 days. Depending on the nature of the service and/or product, customers may be provided with extended payment terms while Newalta gathers certain processing or disposal data. Included in the Fund's trade receivable balance, are receivables totalling $19.2 million which are considered to be outstanding beyond normal repayment terms at March 31, 2008. A provision of $2.4 million has been established as an allowance against doubtful accounts. No provision has been made for the remaining balance as there has not been a significant change in credit quality and the amounts are still considered collectable. The Fund does not hold any collateral over these balances.

Aging	Trade Receivables aged by invoice date		Allowance for doubtful accounts		Net Receivables	
	March 31, 2008	December 31, 2007	**March 31, 2008**	December 31, 2007	**March 31, 2008**	December 31, 2007
0-90 days	**101,357**	103,878	**2**	16	**101,355**	103,862
90-180 days	**9,007**	7,859	**127**	200	**8,880**	7,659
180-365	**4,963**	11,146	**569**	1,061	**4,394**	10,084
365 days +	**5,210**	3,507	**1,681**	985	**3,529**	2,521
Total	**120,537**	126,389	**2,379**	2,263	**118,158**	124,126

To determine the recoverability of a trade receivable, management analyzes accounts receivable, first identifying customer groups that represent minimal risk (large Oil and Gas and other low risk large companies, governments and municipalities). Impairment of the remaining accounts is determined by identifying specific accounts that are at risk, and then by applying a formula based on aging to the remaining amounts receivable. All amounts identified as impaired are provided for in an allowance for doubtful accounts. The changes in this account for 2008 are as follows:

Allowance for doubtful accounts	March 31, 2008
Balance, beginning of period	2,263
Additional amounts provided for	483
Amounts written off as uncollectible	(367)
Amounts recovered during the period	-
Balance, end of period	2,379

Liquidity risk

Ultimate responsibility for liquidity risk management rests with the Board of Trustees of the Fund, which has built an appropriate liquidity risk management framework for the management of the Fund's short, medium and long-term funding and liquidity management requirements. Management mitigates liquidity risk by maintaining adequate reserves, banking facilities and other borrowing facilities, by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities. Newalta is exposed to interest rate risk to the extent that its credit facility has a variable interest rate. Management does not enter into any derivative contracts to manage the exposure to variable interest rates. The convertible debentures have a fixed interest rate until November 30, 2012, at which point, any remaining convertible debentures will need to be repaid or refinanced. The table below provides an interest rate sensitivity analysis for the three months ended March 31, 2008:

	Net earnings
If interest rates increased by 1% with all other variables held constant	(429)

Market risk

Market risk is the risk that the fair value or future cash flows of our financial instruments will fluctuate because of changes in market prices. Components of market risk to which we are exposed are discussed below:

Foreign exchange risk

Foreign exchange risk refers to the risk that the value of a financial commitment, recognised asset or liability will fluctuate due to changes in foreign currency exchange risk arises primarily from firm commitments for receipts and payments settled in U.S. dollars. Management does not enter into any financial instruments to manage the risk for the foreign currency exposure. The table below provides a foreign currency sensitivity analysis on accounts receivable and accounts payable for the three months ended March 31, 2008:

	Net earnings
If the value of the U.S. dollar increased by $0.01 with all other variables held constant	(201)

Commodity risk

Newalta's revenue is sensitive to changes in commodity prices for crude oil, natural gas, base oils, and lead. Cash from operating activities is also sensitive to changes in interest rates as well as the exchange rate between the Canadian and U.S.

dollar. These factors have both a direct and indirect impact on our business. The direct impact of the commodity prices is reflected in the revenue received from the sale of products such as crude oil, base oils and lead. The indirect impact is the effect that the variation of these factors has on activity levels of our customers and therefore the demand for services. The indirect impact of fluctuations in the commodity prices and other factors previously discussed are not quantifiable.

Newalta's revenue is also exposed to the variability of lead prices. The production contribution between direct lead sales and tolling (processing) services is approximately the same. The variability of lead prices is partially offset because the feedstock to produce recycled lead for direct lead sales is obtained through the procurement of waste batteries, the cost of which also fluctuates with the price of lead. Historically, the adjustment to feedstock has lagged the change in the price of lead by up to six months. Therefore the impact of an increase in lead prices will not have the same dollar for dollar impact of a decrease in lead prices. Tolling revenue is not subject to the same variation in lead prices because the fees are fixed.

The following table provides management's estimates of fluctuations in key inputs and prices and the direct impact on revenue from product sales:

	Change in benchmark	Impact on Annual Revenue ($)
LME lead price (Cdn$/lb)[1]	$0.10	6.4 million
WTI oil price (Cdn$/bbl)[2]	$1.00	0.4 million
Gulf Coast Base oil ($Cdn/litre)[3]	$0.05	0.8 million

1 *Based on approximately 29,000 tonnes of direct lead sales and the Canadian dollar at par with the U.S. dollar.*

2 *The impact on cash flow is estimated for oil sales only using 2007 volumes sold to Newalta's account of approximately 369,000 barrels.*

3 *Based on approximately 51.0 million litres of finished product sold.*

NOTE 13. SEGMENTED INFORMATION

The Fund has two reportable segments. The reportable segments are distinct strategic business units whose operating results are regularly reviewed by the Corporation's executive officers in order to assess financial performance and make resource allocation decisions. The reportable segments have separate operating management and operate in distinct competitive and regulatory environments. The Western segment recovers and resells crude oil from oilfield waste, rents drill cuttings management and solids control equipment, provides abandonment and remediation services, collects liquid and semi-solid industrial wastes as well as automotive wastes, including waste lubricating oil, and provides mobile site services in western Canada. Recovered materials are processed into resalable products. The Eastern segment, provides industrial waste collection, pre-treating, transfer, processing and disposal services and operates a fleet of specialized vehicles and equipment for waste transport and onsite processing, a lead-acid battery recycling facility and an emergency response service in central and eastern Canada. The accounting policies of the segments are the same as those of the Fund.

For the Three Months Ended March 31, 2008	Western	Eastern	Inter-segment	Unallocated[3]	Consolidated Total
External revenue	93,973	56,162	-	41	150,176
Inter segment revenue[1]	301	-	(301)	-	-
Operating expense	59,136	42,934	(301)	-	101,769
Amortization and accretion expense	5,661	3,810	-	1,901	11,372
Net margin	29,477	9,418	-	(1,860)	37,035
Selling, general and administrative	-	-	-	14,227	14,227
Finance charges	-	-	-	6,266	6,266
Operating income	29,477	9,418	-	(22,353)	16,542
Capital expenditures and acquisitions[2]	7,423	6,266	-	4,284	17,973
Goodwill	62,280	41,317	-	-	103,597
Total assets	553,826	401,894	-	72,386	1,028,106

For the Three Months Ended March 31, 2007	Western	Eastern	Inter-segment	Unallocated[3]	Consolidated Total
External revenue	88,705	28,608	-	524	117,837
Inter segment revenue[1]	-	-	-	-	-
Operating expense	57,187	22,327	-	-	79,514
Amortization and accretion expense	5,133	3,447	-	1,253	9,833
Net margin	26,385	2,834	-	(729)	28,490
Selling, general and administrative	-	-	-	12,519	12,519
Finance charges	-	-	-	2,306	2,306
Operating income	26,385	2,834	-	(15,554)	13,665
Capital expenditures and acquisitions[2]	6,161	5,391	-	3,309	14,861
Goodwill	54,961	35,117	-	-	90,078
Total assets	533,008	237,541	-	50,600	821,149

1 Inter-segment revenue is recorded at market, less the costs of serving external customers.

2 Includes capital asset additions and the purchase price of acquisitions.

3 Management does not allocate selling, general and administrative, taxes, and interest costs in the segment analysis.

Notes

Notes

Notes

Corporate Information

BOARD OF TRUSTEES OF NEWALTA INCOME FUND
BOARD OF DIRECTORS OF NEWALTA CORPORATION

Clayton H. Riddell 5
Chairman of the Board and
Chief Executive Officer
Paramount Resources Ltd.
Calgary, Alberta

Alan P. Cadotte
President and Chief Executive Officer
Newalta Corporation
Calgary, Alberta

Ronald L. Sifton
Executive Vice President and
Chief Financial Officer
Newalta Corporation
Calgary, Alberta

Robert M. MacDonald 1, 3
Independent Businessman
Calgary, Alberta

R. Vance Milligan, Q.C. 3, 4
Counsel
Bennett Jones LLP
Calgary, Alberta

Felix Pardo 1, 4
Independent Businessman
Cambridge, Massachusetts

R.H. (Dick) Pinder 1, 2
President
Kingsmere Corporate Finance Ltd.
Calgary, Alberta

Gordon E. Pridham 2, 3
President
Edgewater Capital Inc.
Toronto, Ontario

Barry D. Stewart 2, 4
Independent Businessman
Calgary, Alberta

OFFICERS OF NEWALTA CORPORATION

Alan P. Cadotte
President and Chief Executive Officer

Ronald L. Sifton
Executive Vice President and
Chief Financial Officer

Peter A. Dugandzic
Executive Vice President

J. Craig Wilkie
Executive Vice President

Terry P. Donaleshen
Vice President, People,
Environment and Safety

Jim McClimans
Vice President, Finance

Doug Pecharsky
Vice President, Western Division

Harry Wells
Vice President, Eastern Division

Took Whiteley 6
Vice President and
General Counsel

1 *Audit Committee*
2 *Compensation Committee*
3 *Corporate Governance and Nominating Committee*
4 *Environment, Health and Safety Committee*
5 *Chairman of the Board*
6 *Corporate Secretary*

HEAD OFFICE

211 – 11 Avenue SW
Calgary, Alberta T2R 0C6
Tel: (403) 806-7000
Fax: (403) 806-7032
www.newalta.com

Newalta has recently re-designed and expanded its website to include more detailed information on its operations. For current information and news, visit newalta.com.

Investor Relations
Anne M. MacMicken
Director, Investor Relations
Tel: (403) 806-7019
Fax: (403) 806-7031
amacmicken@newalta.com

Stock Exchange
Toronto Stock Exchange
Symbol: NAL.UN
NAL.DB

Auditors
Deloitte & Touche LLP
Calgary, Alberta

Legal Counsel
Bennett Jones LLP
Calgary, Alberta

Bankers
Canadian Imperial Bank of Commerce
Bank of Montreal
Royal Bank of Canada
The Bank of Nova Scotia
The Toronto-Dominion Bank
Alberta Treasury Branches
JP Morgan Chase Bank, N.A., Toronto Branch

Transfer Agent and Registrar
Valiant Trust Company
Calgary, Alberta

NEWALTA
211 – 11th Avenue S.W.
Calgary, AB T2R 0C6
Phone: 403.806.7000
Toll Free: 800.774.8466
Fax: 403.806.7032
www.newalta.com

FORM 52-109F2 - CERTIFICATION OF INTERIM FILINGS

I, Ronald L. Sifton, Executive Vice President and Chief Financial Officer of Newalta Corporation, the administrator of Newalta Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Newalta Corporation (the "issuer") for the interim period ending March 31, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated: May 7, 2008

(signed) *Ronald L. Sifton*

Ronald L. Sifton
Executive Vice President and Chief Financial
Officer of Newalta Corporation, the
administrator of Newalta Income Fund

FORM 52-109F2 - CERTIFICATION OF INTERIM FILINGS

I, Alan P. Cadotte, President and Chief Executive Officer of Newalta Corporation, the administrator of Newalta Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Newalta Income Fund (the "issuer") for the interim period ending March 31, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated: May 7, 2008

(signed) *Alan P. Cadotte*
Alan P. Cadotte
President and Chief Executive Officer of
Newalta Corporation, the administrator of
Newalta Income Fund

END